SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY

I FINANCIAL INFORMATION FROM SUBSIDIARIES
II FINANCIAL ANALYSIS FROM SUBSIDIARIES

The Investors Report - Annexes I, II and III can be found at excel on our website: https://ri.eletrobras.com/en/.
Annex III will be available soon.

Contact RI:
ombudsman-ri@eletrobras.com | https://ri.eletrobras.com/en/ | +55 (21) 2514-6333

Video Conference in Portuguese
August 15, 2022
2:30 p.m. (Brasília)
1:30 p.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/tenevents/#/webinar?evento=ConferenciadeResultados2T22-Eletrobras_902

Video Conference in Portuguese
August 15, 2022
2:30 p.m. (Brasília)
1:30 p.m. (USA Eastern time)
6:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/tenevents/#/webinar?evento=ConferenciadeResultados2T22-Eletrobras_902

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF THE REPORT TO INVESTORS:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Internet: www.eletrobras.com/elb/ri
E-mail: ombudsman-ri@eletrobras.com
Endereço: Rua da Quitanda, 196 – 9º andar. 20090-070, Centro. Rio de Janeiro - RJ
Telefone: (21) 2514-6333 / 4627

ELET B3 LISTED N1 · LATIBEX XELTO & XELTB · ISE B3 · IG SEST NÍVEL 1 · Pacto Global Rede Brasileira

ASSETS 06/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar

CURRENT
Cash and Cash Equivalents	92,880	1,977,293	127	322,160	4,457
Accounts Receivable, net	1,239,354	815,869	378,961	1,930,974	0
Financing and Loans - principal	0	0	0	0	0
Financing and Loans - charges	0	0	0	0	0
Marketable Securities	1,763,045	827,257	1,398,584	2,244,325	57,827
Dividends Receivable	74,264	63,272	0	72	0
Deferred Fiscal Assets (Tax and Contributions)	0	110,917	4,531	313,007	4,879
Income Tax and Social Contribution	588,287	769,704	17,919	0	0
Derivative Financial Instruments	0	0	0	527,232	0
Reimbursement Rights	0	0	5,385	25,379	0
Guarantees and Linked Deposits	0	26,642	9,995	0	0
Inventory	44,286	107,475	99,200	137,926	0
Contractual Assets	3,311,048	2,227,296	784,017	1,298,029	0
Nuclear Fuel Inventory	0	0	0	0	0
Financial Assets	0	0	0	0	0
Others	205,531	704,337	198,743	324,001	0
TOTAL CURRENT ASSETS	7,318,695	7,630,062	2,897,462	7,123,105	67,163

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	257,677	0	0	501,677	0
Financing and Loans - principal	0	0	0	0	0
Marketable Securities	734,106	224,038	39	113	0
Deferred Fiscal Assets (Taxes and Contributions)	0	208,692	0	204,155	0
Income Tax and Social Contribution	0	0	1,338,240	0	0
Derivative Financial Instruments	0	0	0	526,570	0
Reimbursement Rights	0	0	0	88,827	0
Guarantees and Linked Deposits	1,021,730	586,398	217,967	229,999	0
Indemnifications receivables - Law 12,783/2013	0	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0
Contractual Assets	22,066,807	16,724,222	5,890,737	9,708,346	0
Financial Assets	0	0	0	0	0
Advance for equity participation	0	0	0	0	0
Others	156,973	56,628	74,546	702,382	0
TOTAL LONG-TERM ASSETS	24,237,293	17,799,978	7,521,529	11,962,069	0

INVESTMENTS	5,183,441	5,473,921	2,035,566	3,791,203	177,272

FIXED ASSETS, NET	7,149,048	2,472,725	2,272,302	4,521,989	36

INTANGIBLE ASSETS	21,531,871	28,748,569	184,119	28,899,558	0

TOTAL NON-CURRENT ASSETS	58,101,653	54,495,193	12,013,516	49,174,819	177,308

TOTAL ASSETS	65,420,348	62,125,255	14,910,978	56,297,924	244,471

1
Classificação: Pública

ASSETS 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Cash and Cash Equivalents	116,800	9,762	10,859	33,529	3,811	10,514
Accounts Receivable, net	1,129,389	845,468	390,156	1,888,012	0	285,375
Financing and Loans - Principal	0	0	0	0	0	0
Financing and Loans - Charges	0	0	0	0	0	0
Marketable Securities	2,208,058	2,558,187	1,139,995	3,064,153	73,009	711,714
Dividends Receivable	117,586	74,693	0	44,101	1,978	0
Deferred Fiscal Assets (Tax and Contributions)	0	70,705	4,242	194,706	4,041	25,487
Income Tax and Social Contribution	168,130	569,938	18,501	37,485	0	53,532
Derivative Financial Instruments	0	0	0	690,333	0	0
Reimbursement Rights	0	0	3,242	24,351	0	0
Guarantees and Linked Deposits	0	26,491	37,227	0	0	0
Inventory	39,834	79,383	107,490	127,900	0	272,673
Contractual Assets	3,124,010	2,225,993	759,688	1,246,665	0	0
Nuclear Fuel Inventory	0	0	0	0	0	487,895
Financial Assets	0	11,996	0	0	0	0
Others	252,038	627,929	207,639	357,678	0	114,333
TOTAL CURRENT ASSETS	7,155,845	7,100,545	2,679,039	7,708,913	82,839	1,961,523

NON-CURRENT
LONG-TERM ASSET
Accounts Receivable, net	263,295	0	0	1,035,578	0	0
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	554,123	219	39	110	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	204,383	14	241,496	0	0
Income Tax and Social Contribution	0	0	1,500,987	0	0	0
Derivative Financial Instruments	0	0	0	653,022	0	0
Reimbursement Rights	0	0	0	98,070	0	0
Guarantees and Linked Deposits	937,696	322,601	268,619	258,918	0	66,004
Indemnifications receivables - Law 12,783/2013	0	487,822	0	0	0	0
Nuclear Fuel Inventory (Eletronuclear)	0	0	0	0	0	1,490,820
Contractual Assets	21,370,408	15,902,163	5,525,451	9,360,590	0	0
Financial Asset	1,449,680	217,429	0	5,235	0	0
Advance for equity participation	0	0	0	0	0	0
Others	164,645	53,509	67,366	637,025	0	2,057,002
TOTAL LONG-TERM ASSETS	24,739,847	17,188,126	7,362,476	12,290,044	0	3,613,826

INVESTMENTS	5,121,806	5,409,581	2,048,185	3,841,526	168,268	0

FIXED ASSETS, NET	7,082,100	2,277,593	2,379,802	7,687,037	41	13,760,535

INTANGIBLE ASSETS	1,175,872	456,549	247,245	2,971,931	(1)	79,193

TOTAL NON-CURRENT ASSETS	38,119,625	25,331,849	12,037,708	26,790,538	168,308	17,453,554

TOTAL ASSETS	45,275,470	32,432,394	14,716,747	34,499,451	251,147	19,415,077

2
Classificação: Pública

LIABILITIES 06/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar

CURRENT
Suppliers	443,598	326,812	248,458	684,536	0
Financing, loans and debentures	1,399,626	210,438	354,039	1,352,415	0
Tax and Social Contributions	130,119	131,102	30,655	113,298	104
Current Income Tax and Social Contribution	0	0	1,372	363,182	366
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0
Advance from clients	0	0	0	102,630	0
Shareholders' Compensation	1,147,109	860,638	47,431	1,553,074	2,074
Estimated Obligations	334,308	366,899	150,183	438,112	1,040
Provisions for Litigations	0	0	0	0	0
Obligations with CDE (Energy Development Account)	175,493	2,208,743	0	1,905,125	0
Obligations with Revitalization of the Watershed	232,213	339,902	0	285,660	0
Post-Employment Benefits (Pension Plan Payments)	17,852	205,773	29,583	0	0
Leasing (principal)	16,868	37	7,058	190,434	0
Leasing (charges)	(9,746)	0	(3,594)	(3,468)	0
Provisions for Onerous Contracts	0	0	0	0	0
Concessions payable - Use of public property	1,958	0	3,751	0	0
Regulatory fees	101,477	292,915	34,594	508,864	0
Others	19,724	23,336	294,091	438,729	23,460
TOTAL CURRENT LIABILITIES	4,010,599	4,966,595	1,197,621	7,932,591	27,044

NON-CURRENT
Suppliers	0	0	16,999	0	0
Financing, loans and debentures	7,689,348	910,105	2,978,763	2,658,831	0
Tax and Social Contributions	151,837	0	0	571,038	0
Income Tax and Social Contribution	4,111,456	884,459	0	1,722,156	10,034
Deferred Income Tax and Social Contribution	0	0	0	0	0
Derivative financial instruments	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0
Advance from clients	0	0	0	130,022	0
Estimated Obligations	36,347	5,224	12,620	55,250	0
Provisions for Litigations	2,704,419	3,546,157	1,071,920	773,191	0
Provision for uncovered liability on invested companies	0	0	0	1,405	0
Post-Employment Benefits (Pension Plan Payments)	133,409	3,336,083	516,036	106,740	0
Leasing (principal)	215,885	1,987	53,215	379,252	0
Leasing (charges)	(51,964)	0	(18,863)	(5,369)	0
Obligations with CDE (Energy Development Account)	8,057,052	11,715,372	0	8,252,047	0
Obligations with Revitalization of the Watershed	1,532,441	2,345,440	0	1,977,700	0
Provision for Onerous Contracts	0	67,298	80,338	0	0
Concessions payable - Use of public property	37,889	0	46,723	0	0
Regulatory fees	197,065	231,453	21,138	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0
Advances for future capital Increase	69,804	11,766,222	300,000	8,829,806	0
Others	439,349	573,615	65,945	1,776,226	0
TOTAL NON-CURRENT LIABILITIES	25,324,337	35,383,415	5,144,834	27,228,295	10,034

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055
Capital reserves	5,053,045	4,916,199	0	0	0
Profit Reserves	17,071,392	9,573,007	1,432,431	8,345,729	61,721
Additional Dividend Purposed	0	0	0	0	0
Accumulated profit/loss	509,720	1,125,944	494,850	1,534,010	11,755
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)	15,863
Advances for Future Capital Increase	8,908,219	0	0	0	0
Minority shareholdings	6,104	0	(22,793)	0	0

TOTAL EQUITY	36,085,412	21,775,245	8,568,523	21,137,038	207,394

TOTAL LIABILITIES AND EQUITY	65,420,348	62,125,255	14,910,978	56,297,924	244,471

3
Classificação: Pública

LIABILITIES 12/31/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear

CURRENT
Suppliers	668,272	394,846	318,122	761,502	0	1,240,893
Financing, loans and debentures	1,586,273	199,480	313,847	1,454,890	0	366,242
Tax and Social Contributions	233,007	155,839	27,566	17,444	681	110,612
Current Income Tax and Social Contribution	0	0	0	19,568	56	0
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	22,259
Advance from clients	0	0	0	89,509	0	0
Shareholders' Compensation	894,133	1,298,929	69,231	2,482,651	4,495	0
Estimated Obligations	409,251	353,902	142,120	395,725	754	147,627
Provisions for Litigations	0	0	0	0	0	0
Post-Employment Benefits (Pension Plan Payments)	32,872	167,869	27,780	0	0	4,783
Leasing - principal	19,532	36	8,313	186,080	0	6,327
Leasing - charges	(9,516)	0	(3,777)	(4,994)	0	0
Provisions for Onerous Contracts	0	0	0	10,517	0	0
Concessions payable - Use of public property	1,860	0	3,510	0	0	0
Regulatory fees	82,806	36,123	50,959	363,790	0	9,235
Others	30,405	35,335	284,377	287,392	22,661	35,588
TOTAL CURRENT LIABILITIES	3,948,895	2,642,359	1,242,048	6,064,074	28,647	1,943,566

NON-CURRENT
Suppliers	0	0	59,052	0	0	0
Financing, loans and debentures	5,795,779	990,166	3,120,447	3,473,194	0	6,958,485
Tax and Social Contributions	159,384	0	0	101,016	0	212
Income Tax and Social Contribution	4,135,512	670,192	0	1,859,412	9,805	0
Deferred Income Tax and Social Contribution	0	0	0	0	0	0
Derivative financial instruments	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0
Advance from clients	0	0	0	186,348	0	0
Estimated Obligations	36,347	13,046	12,620	64,038	0	1,011
Provisions for Litigations	2,410,282	3,130,760	1,094,094	629,920	0	210,891
Provision for uncovered liability on invested companies	705,864	0	0	2,652	0	0
Post-Employment Benefits (Pension Plan Payments)	135,943	3,314,875	516,373	106,740	0	892,116
Leasing - principal	207,418	2,003	56,106	463,949	0	3,212
Leasing - charges	(50,732)	0	(20,602)	(8,204)	0	0
Provision for Onerous Contracts	280,528	67,298	80,338	0	0	0
Concessions payable - Use of public property	37,202	0	44,453	0	0	0
Regulatory fees	189,887	459,416	38	0	0	0
Asset decomission obligation (Nuclear Power Plants)	0	0	0	0	0	3,268,301
Advances for future capital Increase	72,065	0	300,000	0	0	3,567,201
Others	389,060	492,978	91,155	1,953,284	0	0
TOTAL NON-CURRENT LIABILITIES	14,504,539	9,140,734	5,354,074	8,832,349	9,805	14,901,429

EQUITY
Capital Stock	6,531,154	9,753,953	6,767,586	11,576,263	118,055	8,493,036
Capital Reserves	5,053,045	4,916,199	0	0	0	0
Profit Reserves	17,071,392	9,573,007	1,432,431	8,345,729	61,721	0
Additional Dividend Purposes	160,458	0	44,988	0	18,338	0
Accumulated Profit/Losses	0	0	0	0	(0)	(4,639,264)
Other Comprehensive Income	(1,994,222)	(3,593,858)	(103,551)	(318,964)	14,581	(1,283,690)
Minority shareholdings	209	0	(20,829)	0	0	0

TOTAL EQUITY	26,822,036	20,649,301	8,120,625	19,603,028	212,695	2,570,082

TOTAL LIABILITIES AND EQUITY	45,275,470	32,432,394	14,716,747	34,499,451	251,147	19,415,077

4
Classificação: Pública

STATEMENT OF INCOME 06/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar
Operating Revenues	5,727,627	4,231,148	2,008,395	5,207,668	193

Electric Energy Supply (sell) - Generation	1,354,208	40,780	949,255	3,453,886	0
Electric Energy Supply - Generation	673,655	389,478	0	844,550	0
Short Term Electric Energy - Generation	312,272	66,767	20,708	398,629	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	752,232	1,407,992	0	18,827	0
Revenue from Construction of Plants - Generation	7,324	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	963,642	1,022,405	296,595	364,958	0
Revenue from Operation and Maintenance - Transmission	108,063	89,315	183,206	214,623	0
Contractual Revenue - Transmission	554,793	1,727,828	399,693	479,242	0
Construction Revenue - Transmission	58,031	200,940	124,178	25,783	0
Financial Income Transmission Assets	1,807,102	0	210,957	519,858	0
Other Revenues	13,425	33,909	33,490	325,264	193

Deductions to Operating Revenues	(877,120)	(748,266)	(209,687)	(1,437,952)	0

Operating Costs	(2,202,084)	(1,331,395)	(944,590)	(2,158,211)	(4,243)

Personnel, Supplies and Services	(561,007)	(364,423)	(289,884)	(375,153)	(4,243)
Consensual Dismissal Plan (PDC)	0	0	0	0	0
Energy Purchased for Resale	(629,351)	(106,922)	(303,651)	(99,052)	0
Charges upon use of eletricity network	(387,453)	(439,781)	(30,148)	(423,586)	0
Construction	(65,130)	(350,851)	(121,115)	(25,679)	0
Electric Energy production cost	(393,777)	0	(66,024)	(638,504)	0
Depreciation and Amortization	(165,366)	(53,087)	(105,812)	(569,850)	0
Operating Provisions	0	0	0	0	0
Others	0	(16,331)	(27,956)	(26,387)	0

Operating Expenses	(1,447,800)	(1,015,063)	(264,047)	(1,796,708)	0

Personnel, Supplies and Services	(236,554)	(365,584)	(135,027)	(412,618)	0
Consensual Dismissal Plan (PDC)	0	0	0	0	0
Donations and Contributions	(19,410)	(3,280)	(1,310)	(3,143)	0
Depreciation and Amortization	(28,346)	(15,845)	(13,907)	(40,392)	0
Operating Provisions	(995,485)	(432,519)	(103,065)	(1,274,707)	0
Others	(168,005)	(197,835)	(10,738)	(65,848)	0

OPERATING RESULT BEFORE FINANCIAL RESULT	2,077,743	1,884,690	799,758	1,252,749	(4,050)

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	152,908	153,176	80,710	175,270	3,214
Income from Interest, Commission and Fees (financing and loans)	16,942	0	0	0	0
Additional Interest on Energy	1,178	4,942	0	229,229	0
Monetary Adjustment Gain	116,777	41,050	11,066	9,914	0
Exchange Variation Gain	23,482	0	58,412	41,151	0
Gains on Derivatives	0	0	0	2,040	0
Other Financial Income	20,198	3,257	32,848	42,714	0
Debt Charges - financing and loans	(382,597)	(56,177)	(121,883)	(202,932)	0
Debt Charges - suppliers	0	0	(4,932)	0	0
Debt Charges - leasing	(5,391)	(110)	(1,944)	(267,136)	0
Charges on shareholders' funds	(111,949)	(61,659)	(5,916)	(113,132)	0
Monetary Adjustment Loss	(72,074)	(15,469)	(72,595)	(108,019)	0
Monetary Adjustment Loss - Obligations with CDE (Energy Development Account)	(37,423)	(40,157)	0	(29,293)	0
Monetary Adjustment Loss - Obligations with Revitalization of the Watershed	(5,109)	(7,774)	0	(6,552)	0
Exchange Variation Loss	(13)	0	0	(350)	0
Loss on derivatives	0	0	0	(291,593)	0
Other Financial Expenses	(89,054)	(13,534)	(14,143)	(157,388)	(1,059)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(372,125)	7,545	(38,377)	(676,077)	2,155

RESULTS OF EQUITY METHOD INVESTMENTS	247,911	92,625	(31,779)	(14,946)	7,957

OTHER OPERATING INCOME/EXPENSES	(1,336,852)	(619,230)	0	1,619,295	4,191

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	616,677	1,365,630	729,602	2,181,021	10,253

Total Income Taxes and Social Contributions and Fiscal Incentives Revenue	(108,156)	(239,686)	(236,716)	(647,011)	0

RESULT BEFORE EQUITY PARTICIPATIONS	508,521	1,125,944	492,886	1,534,010	10,253

Minority Participation	13	0	(1,964)	0	0
NET INCOME FOR THE PERIOD	508,534	1,125,944	494,850	1,534,010	10,253

5
Classificação: Pública

STATEMENT OF INCOME 06/30/2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar	Eletronuclear
Operating Revenues	4,995,181	3,577,463	1,580,328	3,239,538	194	1,289,714

Electric Energy Supply (sell) - Generation	1,315,761	163,826	740,329	1,038,776	0	1,469,617
Electric Energy Supply - Generation	616,097	309,587	0	602,458	0	0
Short Term Electric Energy - Generation	160,890	171,278	40,186	560,295	0	0
Revenue from Operation and Maintenance - Renewed Lines - Generation	734,824	1,300,983	0	16,706	0	0
Revenue from Construction of Plants - Generation	24,904	0	0	0	0	0
Financial – Return on Investment - Generation	0	0	0	0	0	0
Revenue from Operation and Maintenance - Renewed Lines - Transmission	979,985	700,544	311,165	325,767	0	0
Revenue from Operation and Maintenance - Transmission	82,098	265,278	121,333	239,287	0	0
Contractual Revenue - Transmission	1,927,231	1,243,562	456,479	829,825	0	0
Construction Revenue - Transmission	72,891	139,892	48,220	61,292	0	0

Other Revenues	18,440	21,378	33,602	249,982	194	125

Deductions to Operating Revenues	(937,940)	(738,865)	(170,986)	(684,850)	0	(180,028)

Operating Costs	(1,930,508)	(1,183,601)	(773,701)	(904,807)	0	(957,911)

Personnel, Supplies and Services	(495,188)	(307,200)	(210,982)	(266,919)	0	(364,702)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	0
Energy Purchased for Resale	(474,377)	(111,036)	(296,906)	(1,764)	0	0
Charges upon use of eletricity network	(381,119)	(430,401)	(26,297)	(329,603)	0	(85,693)
Construction	(97,514)	(231,640)	(48,034)	(61,016)	0	0
Electric Energy production cost	(341,690)	0	(70,177)	(10)	0	(198,193)
Depreciation and Amortization	(140,620)	(29,572)	(103,156)	(198,413)	0	(283,072)
Operating Provisions	0	0	(7,585)	0	0	0
Others	0	(73,752)	(10,564)	(47,082)	0	(26,251)

Operating Expenses	(554,062)	(1,191,749)	(288,919)	(16,098)	(2,896)	(276,960)

Personnel, Supplies and Services	(246,615)	(385,284)	(138,875)	(451,537)	(2,428)	(195,572)
Consensual Dismissal Plan (PDC)	0	0	0	0	0	4,708
Donations and Contributions	(27,985)	(3,743)	(1,864)	(2,587)	(83)	0
Depreciation and Amortization	0	(27,377)	(17,342)	(12,024)	(4)	(15,383)
Operating Provisions	(97,130)	29,683	(119,687)	509,326	0	(40,734)
Others	(182,332)	(805,028)	(11,151)	(59,276)	(381)	(29,979)

OPERATING RESULT BEFORE FINANCIAL RESULT	2,510,611	1,202,113	517,708	2,318,633	(2,702)	54,843

FINANCIAL REVENUES (EXPENSES)

Income from financial investments	14,419	12,749	9,366	14,481	667	15,027
Income from Interest, Commission and Fees	18,879	0	0	0	0	0
Additional Interest on Energy	603	94,334	0	25,479	0	0
Monetary Adjustment Gain	123,027	28,138	0	66,752	0	979
Exchange Variation Gain	1,961	0	34,621	18,602	0	18,963
Fair value adjustment - RBSE gain	0	0	0	0	0	0
Derivatives financial instruments	0	0	0	437,428	0	0
Other Financial Income	8,831	28,365	20,664	9,754	2,684	30,990
Debt Charges - financing and loans	(184,955)	(41,169)	(77,345)	(89,511)	0	(236,029)
Debt Charges - suppliers	0	0	(3,136)	0	0	0
Debt Charges - leasing	(5,353)	(110)	(2,187)	(198)	0	(1,130)
Charges on shareholders's funds	(15,552)	(142,218)	(5,234)	(16,566)	(138)	0
Monetary Adjustment Loss	(78,997)	(7,059)	(50,488)	(43,658)	0	(13,005)
Exchange Variation Loss	9,771	0	0	0	0	(8,857)
Fair value adjustment - RBSE loss	0	0	0	0	0	0
Losses on derivatives	0	0	0	0	0	0
Other Financial Expenses	(36,438)	(12,440)	(22,994)	(31,615)	(345)	(116,747)

PROFIT/LOSS BEFORE RESULTS OF EQUITY INVESTMENTS, TAXES AND SOCIAL CONTRIBUTIONS	(143,804)	(39,410)	(96,733)	390,948	2,868	(309,809)

RESULTS OF EQUITY METHOD INVESTMENTS	(248,535)	45,275	(9,065)	417,345	10,531	0

OTHER OPERATING INCOME/EXPENSES	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	2,118,272	1,207,978	411,910	3,126,926	10,697	(254,966)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(820,534)	(104,620)	(143,917)	(682,722)	1,069	(18,576)

RESULT BEFORE EQUITY PARTICIPATIONS	1,297,738	1,103,358	267,993	2,444,204	11,766	(273,542)

Minority Participation	(16)	0	1,160	0	0	0
NET INCOME FOR THE PERIOD	1,297,754	1,103,358	269,153	2,444,204	11,766	(273,542)

6
Classificação: Pública

CASH FLOWS 06/30/2022	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	616,677	1,365,630	729,602	2,181,021	10,253

Depreciation and Amortization	193,712	68,932	119,719	610,242	0
Net monetary variations	(2,171)	(25,581)	61,529	98,105	0
Net exchange variations	(23,469)	0	(58,412)	(40,801)	0
Financial Charges	482,995	117,946	134,675	583,200	0
Financial Income - Concession Assets	(3,491,631)	(3,040,488)	(1,214,629)	(1,604,464)	0
Construction Income - Transmission	57,806	300,531	121,115	25,679	0
Regulatory Remeasurements - Transmission Contracts	0	0	0	0	0
Result of equity method investees	(247,911)	(92,625)	31,779	14,946	(7,957)
Operating Provisions	995,485	432,519	103,065	1,274,707	0
Minor shareholders' share	13	0	0	0	0
Encargos financeiros incidentes sobre a remuneração dos acionistas	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	289,553	0
Other adjustments before IR / CS (LAIR)	1,242,949	842,313	9,136	(1,702,131)	0
(Increase) decrease on operating assets/liabilities	(496,995)	(97,090)	(317,449)	(150,290)	3,923

Cash flows from Operating Activities	(672,540)	(127,913)	(279,870)	1,579,767	6,219

Payment of interests	(359,727)	(50,545)	(89,977)	(242,228)	0
Receipt of RAP and indemnities	2,608,194	2,217,126	823,862	1,205,344	0
Receipt of financial charges	0	0	0	0	0
Payment of income tax and social contribution	(508,883)	(272,924)	(55,987)	(322,456)	0
Payment of refinancing of taxes and contributions - principal	(14,610)	0	0	(245,244)	0
Receipt of financial asset compensation	248,720	48,117	0	56,279	0
Pension Plan Payments	(47,862)	(105,215)	(2,183)	0	0
Payment of legal provisions	0	0	(54,543)	(42,582)	0
Judicial Deposits	(46,279)	(233,687)	0	(46,585)	0

Net Cash from (used in) Operating Activities	1,207,013	1,474,959	341,302	1,942,295	6,219

Cash Flows from Financing Activities
Loans and financing	2,500,000	0	0	0	0
Payment of Loans and financing - principal	(849,845)	(83,145)	(146,957)	(839,432)	0
Payment of Shareholders Remuneration	(19,430)	(499,950)	(72,704)	(1,096,529)	0
Advances for Future Capital Increase (AFAC)	8,030,659	10,607,118	0	7,959,971	0
Payment of leasing - IFRS 16	(14,344)	0	(2,326)	(343,119)	0
Others	0	1,507,111	0	(58,133)	(20,759)
Net Cash from (used in) Financing Activities	9,647,040	11,531,134	(221,987)	5,622,758	(20,759)

Cash Flows from Investment Activities

Loans and financing - payment	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0
Acquisition of fixed assets	(83,810)	(130,913)	(6,204)	(98,929)	0
Acquisition of intangible assets	(9,569,414)	(10,607,118)	(2,117)	(7,971,639)	0
Capital investment in equity investments	(1,600,176)	0	(17,057)	0	0
Investment for future capital increases	(57,806)	(300,531)	(102,566)	(25,679)	0
Disposal of investments in equity interests	0	0	0	0	0
Others	433,233	0	(2,103)	819,825	15,186
Net Cash from (used in) investments activities	(10,877,973)	(11,038,562)	(130,047)	(7,276,422)	15,186

Net increase (decrease) in cash and cash equivalents	(23,920)	1,967,531	(10,732)	288,631	646
Cash and cash equivalents – beginning of period	116,800	9,762	10,859	33,529	3,811
Cash and cash equivalents – end of period	92,880	1,977,293	127	322,160	4,457
	(23,920)	1,967,531	(10,732)	288,631	646

7
Classificação: Pública

2021	Furnas	Chesf	CGT Eletrosul	Eletronorte	Eletronuclear	Eletropar
Operating Activities
Profit (loss) before income tax and social contribution	2,118,272	1,207,978	411,910	3,126,926	(254,966)	10,697

Depreciation and Amortization	140,620	56,949	120,498	210,437	298,455	4
Net monetary variations	(44,030)	(21,079)	50,488	(23,094)	12,026	0
Net exchange variations	(11,732)	0	(34,621)	(18,602)	(10,106)	0
Financial Charges	186,981	41,279	87,902	106,275	237,159	138
Financial Income - Concession Assets	(1,927,231)	(1,243,562)	(283,630)	(829,825)	0	0
Construction Income	(97,795)	(139,892)	(48,220)	(61,292)	0	0
RBSE Income	0	0	(172,849)	0	0	0
Result of equity method investees	248,535	(45,275)	9,065	(417,345)	0	(10,531)
Operating Provisions	97,130	(29,683)	127,272	(509,326)	40,734	0
Provision (reversal) for expected loss in doubtful receivables	0	0	0	0	0	0
Provision (reversal) for contigencies	0	0	0	0	690	0
Provision (reversal) for impairment of long-lived assets	0	0	0	0	0	0
Provision (reversal) for onerous contracts	0	0	0	0	0	0
Provision (reversal) for investment losses	0	0	0	0	0	0
Minor shareholders' share	16	0	0	0	0	0
Charges on resources from shareholders' compensation	0	0	0	0	0	0
Financial Instruments - Derivatives Net Income	0	0	0	(437,428)	0	0
Other adjustments before IR / CS (LAIR)	42,474	154,189	(377,221)	0	277,580	1,069
(Increase) decrease on operating assets/liabilities	(97,664)	1,351,077	246,913	871,174	(521,386)	6,340

Cash flows from Operating Activities	655,576	1,331,981	137,507	2,017,900	80,186	7,717

Payment of interest	(182,598)	(34,467)	(72,786)	(54,289)	(236,905)	0
Receipt - amortization of contractual asset (RAP)	153,911	208,830	521,524	874,162	0	0
Receipt - amortization of contractual asset (RBSE)	2,227,490	1,439,156	298,432	(688,927)	0	0
Receipt of financial charges	0	0	0	0	0	0
Payment of income tax and social contribution	(893,702)	(361,993)	(50,984)	(303,718)	(18,577)	0
Payment of refinancing of taxes and contributions - principal	(14,590)	0	0	0	0	0
Receipt of remuneration for investments in equity interests	29,962	0	0	0	0	11,548
Pension Plan Payments	(44,890)	(99,746)	(1,886)	0	(2,415)	0
Payment of legal provisions	0	(37,130)	(70,696)	(422,452)	0	0
Judicial Deposits	(30,573)	70,961	11,507	110	1,648	0

Net Cash provided by Operating Activities	1,900,586	2,517,592	772,618	1,422,786	(176,063)	19,265

Financing Activities
Loans and financing	0	23,456	0	0	0	0
Payment of Loans and financing - principal	(785,576)	(109,890)	(253,696)	(56,100)	(157,059)	0
Payment of Shareholders Remuneration	0	(1,949,037)	(245,149)	(721,617)	0	0
Advances for Future Capital Increase (AFAC)	0	0	(90,782)	0	850,000	0
Payment of leasing - IFRS 16	(11,140)	0	(3,788)	(7,676)	0	0
Others	270	0	0	(76,202)	0	(18,952)
Net Cash provided by Financing Activities	(796,446)	(2,035,471)	(593,415)	(861,595)	692,941	(18,952)

Investment Activities

Loans and financing - payment	0	0	0	0	0	0
Loans and Financing - Receipt	0	0	0	0	0	0
Acquisition of fixed assets	(154,042)	(44,550)	(48,396)	(73,697)	(477,504)	(41)
Acquisition of intangible assets	(1,370)	(10,435)	(1,041)	(3,684)	(10,905)	0
Capital investment in equity investments	(43,716)	0	(8,463)	0	0	(17,495)
Investment for future capital increases	0	0	0	0	0	0
Disposal of investments in equity interests	0	0	0	(475,484)	0	18,275
Others	(1,060,179)	(448,981)	(113,767)	0	(21,719)	0
Net Cash from investments activities	(1,259,307)	(503,966)	(171,667)	(552,865)	(510,128)	739

Net increase (decrease) in cash and cash equivalents	(155,167)	(21,845)	7,536	8,326	6,750	1,052
Cash and cash equivalents – beginning of period	277,448	58,548	10,674	1,145	9,051	182
Cash and cash equivalents – end of period	122,281	36,703	18,210	9,471	15,801	1,234
	(155,167)	(21,845)	7,536	8,326	6,750	1,052

8
Classificação: Pública

FURNAS	DESCRIPTION

Analysis of Income

The Company posted in 2Q22 an income of 173% lower that recorded in 2Q21, going from a profit of R$ 544 million in 2Q21 to a loss of 406 million in 2Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 23.1% in 2Q22 compared to 2Q21, going from R$ 2,388 million in 2Q21 to R$ 2,940 million in 2Q22. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Generation	1,461,732	1,347,620	8.5
Supply	616,665	599,377	2.9	The variation is mainly due to: (i) seasonality and price adjustment of ACR (regulated Market) contracts by R$25 million;
Being partially offset by: (ii) lower amount of energy traded in the ACL (Free Market) (1,768 GWh in 2Q21 to 1,586 GWh in 2Q22, representing a decrease of R$ 3 million; and (iii) lower dispatch from the Santa Cruz thermal plant in 2022 (58,159 MWh against 485,342 MWh in the same period in 2021), representing a reduction of R$ 8 million;
				In addition, (iv) there is also a positive amount of R$ 3.4 million referring to Brasil Ventos due to the adjustment of the tariff by the IPCA, by approximately 10%, for 2022.
Provision	340,178	309,108	10.1	The variation is mainly due to: (i) readjustments in the unit prices of supply contracts, linked to HPP Itumbiara (Law 13,182), of approximately 9%, resulting in an increase of R$ 28 million in the period; and (ii) start of new supply contracts started in 2022, representing an increase of R$ 3 million.
Short Term Market (CCEE)	122,263	61,527	98.7	The variation is mainly due to: (i) variation of the GSF for the period, which increased by approximately 6% (average of 76% in 2021 and 87% in 2022), despite the drop in the average PLD (Differences Settlement Price) of R$ 229.44 in 2Q21 to R$ 55.70 in 2Q22), and the lower energy sales in the period, which together with GFOM (Geração Fora da Ordem de Mérito) from TPP Santa Cruz in the month of Apr/22, provided a greater amount of energy to be settled in comparison with the previous period and, consequently, a higher result in the MCP (Short-term Market).
O&M Revenue - Upgraded Power Plants Law 12783/2013	378,720	361,494	4.8	The variation is mainly due to: (i) annual adjustment of RAG (approximately 2.2%), which reflects an increase of R$ 7 million, according to Aneel Homologatory Resolution nº 2,902/2021; and (ii) the variation in CFURH and, consequently, in PIS/COFINS, which represented an impact on revenue in the amount of R$10 million for the period.
Revenue from Generation Construction	3,906	16,114	-75.8	The variation is mainly due to the following reason: (i) the value is based on the investment made, so there is no comparability with past periods. The variation that occurred in the Furnas plants (2Q21 = R$2.64 million and in 2Q22 = R$789 thousand) and in Porto Colombia (2Q21 = R$9.63 million and in 2Q22 = R$289 thousand) stands out. With Law 14,182/21, the treatment for quota plants was changed and from Jun/22 there will no longer be accounting of the financial asset generation in construction revenue.
Transmission	1,894,898	1,498,990	26.4
Revenue from Operation & Maintenance – Renewed Lines	503,799	492,164	2.4	The variation is mainly due to: (i) an increase in revenue from the start-up of new equipment, around 20 million more, in the 2Q22 x 2Q21 ratio. However, (ii) there was a decrease, in 2022, in the amount billed by facilities dedicated to Itaipu, in the amount of R$ -9 million. This drop was due to the reduction in the amounts of distributors. Remembering that the amount billed by Itaipu is the product of an amount x a tariff, where the tariff was readjusted, but the amount was reduced.
Revenue from Operation & Maintenance	54,535	40,271	35.4	The variation is mainly due to: (i) increase due to the change of tariff cycles, based on the current regulation - REH no. 2,959/21 - which, in its annexes, details the readjustments of the Transmitters' RAPs. Highlight for the contracts of Macaé Campos, which varied between 2Q21 and 2Q22 by 38% (R$ 2.09 million) and Ibiúna Batéia, with a variation of 38% (R$ 16.42 million), impacted by the amounts of billed RAP, which underwent adjustments to obtain the corporate accounting model.
Revenue from Construction	42,393	42,119	0.7	The variation is mainly due to: (i) slight increase in the volume of transmission projects being built by the company compared to the same period in 2021, mainly in contract 062/2001. Investments, in general, are linked to Aneel's authorizing resolutions containing reinforcements and improvements to the existing system.
Contractual Revenue - Transmission	1,294,171	924,436	40.0	The variation is mainly due to: (i) the increase in the active balance of the RBSE, substantially resulting from the reprofiling of the RBSE and the complementary consideration of the KE in the RAPs related to the RBSE, recorded in September 2021.
Other Revenues	8,029	11,709	-31.4
Deductions from Operating Revenue	-424,257	-469,976	-9.7	The variation is mainly due to: (i) reduction in PIS/PASEP and COFINS of R$ -28.3 million, as credits were used to reduce the tax calculation base; and (ii) a R$15.4 million reduction in CDE (Energy Development Account) due to the registration of an extra quota in 2Q21, which did not occur in 2Q22.
ROL	2,940,402	2,388,343	23.1

Operating Costs and Expenses

The Operating Costs and expenses posted an increase of 61.6% in 2Q22 compared to 2Q21, going from R$ 1,307 million in 2Q21 to R$ 2,118 million in 2Q22, in view of the reasons below:
	-2,972,805	-2,584,461	15.0
PMSO - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Personnel	-311,904	-263,034	18.6	The variation is mainly due to: (i) increase of R$ 37.07 million, mainly due to (i) 12.13% readjustment of ACT22/23 (IPCA), impacting 2 months of 2Q22, as the aforementioned ACT started in May/22, and the 2022 salary progression, while the 2021 ACT, with an adjustment of 6.46%, did not impact 2Q21, as the provision was made only in September 2021. Thus, the aforementioned adjustments only affected 2Q22 and had an impact on:
  (a) R$21 million in Salaries;
  (b) R$2 million in vacations;
  (c) R$2.8 million in Christmas bonus;
  (d) R$8.2 million in Employees' Social Security; and
  (e) R$ 2.8 million in FGTS (higher variations).
(ii) Contribution to Fundação-Matenedor Plano CD (CD Plan Foundation-Keeper) in the amount of R$ 3.24 million;
(iii) Hazardous work amounting to R$1.9 million;
(iv) Additional for length of service in R$1.9 million; and
				(v) lower allocation to investment, which reflects an increase in the personnel account of R$ 4.98 million in the Consumption of activities item, causing an increase in Personnel by the same amount, as less expenses were allocated to investment.
Material	-11,315	-5,464	107.1	The variation is mainly due to: (i) increase in Operational Maintenance material - direct acquisition, in the amount of R$ 4.1 million and that compared to 2Q21, still in a pandemic scheme, maintenance was much lower ; and (ii) the R$1.4 million increase in Fuel and Lubricants, essentially impacted by the rise in prices in recent months.
Services	-154,284	-114,901	34.3	The variation is mainly due to: (i) increase in Medical, Hospital, Dental care of R$ 18.56 million (due to the damming of expenses related to the use of the health plan, due to the pandemic in 2021 , where elective surgeries were not being authorized and the use of the plan dropped during this same period in 2021. In addition, there is still an impact of maintaining the old AIS plan for those incentivized (former company employees who left in previous Voluntary Dismissal plans with financial incentive); (ii) increase in expenses with Financial System Services of R$ 13.3 million related to the consultancy to obtain a waiver from creditors of Furnas debentures, for the purpose of contribution to SAESA; and (iii) increase in expenses with Infrastructure Sharing (Coordination Costs Global CSC) at R$ 4.4 million.
Other	-106,497	-151,728	-29.8
Donations and Contributions	-9,901	-14,901	-33.6	The variation is mainly due to: (i) reduction of amounts paid as "Contribution to CEPEL" in 2022, compared to 2021 (approximately R$ -650 thousand per month). In addition, (ii) an additional installment was paid in 2Q21 (R$ 3.06 million at the time), totaling four in the quarter, which did not occur in 2Q22.
Other Operating Expenses	-96,596	-136,827	-29.4	The variation is mainly due to: (i) reductions in indemnities, losses and damages of R$ -17.6 million, while 2Q21 was negatively impacted by the Nova Engevix process R$ 45 million, 2Q22 was impacted negatively by the CMELPAR process R$ 27.62 million; (ii) reduction in Operating Losses, where R$ -28.9 million are due to the loss with the acquisition of equity interest in Serra do Facão, owned by Camargo Correa at the time, which took place in May/21; and (iii) reduction in Bank Guarantee by R$ -11.7 million. On the other hand, there is (iv) an increase in Judicial Convictions - Labor of R$ 14.14 million (R$ 13.3 of which refer to the payment of a lawsuit filed by the Engineers Union of the State of Rio de Janeiro); and (v) increase in Civil/Other Court Convictions of R$3.2 million.
TOTAL PMSO	-584,000	-535,127	9.1

9
Classificação: Pública

Operating Costs - BRL Thousand	2Q22	2Q21	Variation (%)
Energy Purchased for Resale	-352,089	-256,469	37.3	The variation is mainly due to the following reasons:
				(i) The variation of R$105 million in Energy Purchased for Resale is due to: (a) the price readjustment of the current purchase agreements of approximately 14% in the period, representing an increase of approximately R$38 million ; (ii) Purchases made in 2Q22 (taking advantage of market opportunities, including incentivized energy) without comparison in 2021, totaling R$67 million for the period; (ii) There was no variation on Energy Purchased for Short Term Resale, because in both quarters, the 3 results of the MCP (Short-term Market) were positive; and (iii) there is also an increase in tax recovery of R$ -9.7 million in PIS/COFINS items.
Charges on Electricity Grid Use	-194,188	-189,337	2.6	The variation is mainly due to the following reasons: (i) the transmission tariffs-TUST in effect in 2Q22 (Res.H ANEEL 2,896/21) generated increases of about 2% on the transmission charges-EUST in relation to 2Q21 (Res.H ANEEL 2,726/20); (ii) a higher-than-usual increase in Distribution Tariffs-TUSD, such as a 25% increase in Light's TUSD for the Santa Cruz and Funil plants (Res.H ANEEL 2,835/21 over 2,667/20), which which led to the increase presented in the total amount of usage charges paid by our plants.
Construction Expense	-46,135	-58,070	-20.6	The variation is mainly due to the following reasons: (i) the amount is based on variations in investments in generation and transmission contracts in the period:
(a) Construction expenses in Generation in 2Q22 totaled R$ -16.11 million and in 2Q22 the amount was R$ -3.90 million;
(b) As for the transmission, the amount referring to the other contracts in 2021 was R$ - 340 thousand and in 2022 it was R$ -166 thousand. In contract 062/01, the amounts for 2021 and 2022 totaled R$ -41.62 million and R$ -42.06 million, respectively.
				(ii) With Law 14,182/21, the treatment for quota plants was changed and as of June 22 there will no longer be any accounting of the financial asset generation in construction expenses.
Fuel	-91,849	-233,030	-60.6	The variation is mainly due to: (i) difference in the dispatch of the Santa Cruz plant, which in 2Q22 had a generation of 58,159 MWh (referring to the month of April/22, since in May and June there were no generation of Sta. Cruz) and in the same period of 2021 a generation of 485,342 MWh, representing a decrease of 427,183 MWh.
Depreciation and Amortization	-97,247	-70,579	37.8	The variation is mainly due to: (i) increase in monthly amortization caused by the monthly quota in the amount of R$ 6.2 million from the GSF due to the effect of the extension of the concession term for the plants affected by Resolutions: REH 2,932 /21 and REH 2,919/21.
Affected plants: HPP Funil, HPP Furnas, HPP Corumbá, HPP Luis Carlos B de Carvalho, HPP Itumbiara, HPP Marimbondo, HPP Mascarenhas de Moraes and HPP Porto Colombia.
				Additionally, there was (ii) an increase in the item due to Brasil Ventos in the amount of R$7.3 million.
TOTAL Operating Costs	-781,508	-807,485	-3.2
		-439,981
Operating Provisions - BRL Thousand	2Q22	2Q21	Variation (%)
Operating Provisions	-746,281	35,744	2,187.8	The composition of provisions in 2Q22 is mainly due to:
(i) constitution of Investment Losses, in the amount of R$ 877 million, due to the capital contribution of R$ 1,582 million in June, considering the analysis of the value of SAESA's shareholders' equity, there was a need to write off the investment up to the limit of the contribution value;
(ii) reversal of the Onerous Contracts of R$280 million referring to the Funil Plant;

On the other hand, there were:
(iii) Contingencies: Constitution of R$ 104.38 million, with emphasis on the constitution of R$ 67.4 million due to the change in the risk classification to "Probable" of the process opened by Fundação Real Grandeza, referring to the supplementation of pensions of 2013;
(iv) Allowance for Doubtful Accounts: Constitution of R$ 49.5 million, mainly due to the increase in the IGPM and dollar indexes; and
				(v) GAG Improvement: Constitution of R$ 20.36 million based on investments made.
		-468,532

Financial Income - BRL Thousand	2Q22	2Q21	Variation (%)
Financial Revenue	212,983	88,358	141.0
Revenue from Financial Investments	91,279	12,308	641.6	The variation is mainly due to: (i) the increase in income in the BB RF REF DI, BB Extramarket FAE and FAE2 funds of Banco do Brasil S.A.
Revenue from Financing and Loans	8,276	10,242	-19.2	The variation is mainly due to: (i) lower increase in the index of amounts receivable from CELG in 2Q22 compared to the same period in 2021 (IGPM1, which increased by 3.71% in 2Q22 and 8.77 % in 2021).
Energy Late Payment Addition	786	243	223.5	The variation is mainly due to: (i) increase in revenue from Charges Electric Energy Commercialization Chamber (CCEE), Short-Term Market settlement of approximately R$542 thousand.
Inflation Adjustment on Assets	66,484	64,228	3.5	Small variation (less than 5%) in relation to the previous period.
Exchange Rate Change on Assets	30,018	-4,708	737.6	The variation is mainly due to: (i) positive variation in the foreign currency quotation in 2Q22 compared to the same period in 2021, when the variation was negative, mainly impacting the energy customer account in dollar. (in 2Q22: from 4.7378 to 5.2380 and in 2021: from 5.6973 to 5.0022). Client: GAMEK - Utilization Office of Middle Kwanza.
Other Financial Revenues	16,140	6,045	167.0	The variation is mainly due to: (i) fines for contractual termination with the company Leros Energia e Participações S.A. in the amount of R$ 12,076 thousand, related to an energy supply contract, which provided for fines in case of of termination, and (ii) reduction in the participation of quotas in investments in the amount of R$ 1,407 thousand.
Financial Expenses	-524,747	-107,585	387.8
Debt Charges - Loans and Financing	-217,700	-94,750	129.8	The variation is mainly due to the following reasons: (i) raising of 7 new loan agreements between 3Q21 and 2Q22, generating an impact of approximately R$ 86 million more in the result of 2Q22 in relation to 2Q21; (ii) increase in charges on loan agreements indexed to CDI in 2Q22, compared to the same period in 2021, with an impact of approximately R$24 million; (iii) an increase in the provision for loan charges of SPE Brasil Ventos by approximately R$6 million; and (iv) payment of a waiver on the debentures of approximately R$7 million in June 2022 (CDI in 2Q22: 13.15 and in 2Q21: 4.15).
Charges - Leasing	-2,624	-2,649	-0.9	Variation with little impact on the financial result.
Charges on Shareholders’ Compensation	-90,661	-15,552	483.0	The variation is mainly due to: (i) At Eletrobras: (a) increase in dividends of R$65 million, of which R$50,775 refers to the update from Jan/17 to Dec/21) on retained dividends; (b) increase in interest on capital by R$9.5 million; and (ii) Minority: (a) increase in dividends of R$ 289 thousand, of which R$ 233 thousand refer to the update from Jan/17 to Dec/21; and (b) increase in JPC of R$42 thousand. The variation is due to the update of the base, which was approximately R$1,229,024 million in 2021 and, for 2022, it is approximately R$912,813 million. The base is updated by SELIC (2021 - 0.77% / 2022 - 2.86%).
Inflation Adjustment on Liabilities	-39,014	-36,088	8.1	The variation is mainly due to the following reason: (i) a greater positive variation in the indexes of loans payable, especially those of Eletrobras and Debentures, in 2Q22, compared to the same period in 2021, as follows: (a) Eletrobras ( IPCA-EBRAS - 2Q22: 240.073 to 246.382 or 2.63%, and 2Q21: 216.852 to 221.304 or 2.05%); (b) Debentures (DIPCA - 2Q22: 1,173.04892 to 1,206.51746 or 2.85% and 2Q21: 1,060.11087 to 1,079.22185 or 1.80%); (ii) termination of a loan agreement with Eletrobras in 3Q21, causing this variation to approach 0.00 (zero); (iii) monetary variation on the Granting Bonus paid in June 2022 caused the variation to increase by approximately R$3.9 million, due to the expense with SELIC adjustment on the Granting Bonus between 06/18 and 06/20/22 .
Exchange Rate Change on Liabilities - Obligations with CDE	-37,423	0	-	The variation is due to the updating by the IPCA of the obligations assumed with the CDE (Energy Development Account) determined by Law No. 14,182/2021, in the process of privatization of Eletrobras.
Exchange Rate Change on Liabilities - Revitalization of the Watershed	-5,109	0	-	The variation is due to the updating by the IPCA of the obligations with the watershed revitalization projects determined by Law No. 14.182/2021, in the process of privatization of Eletrobras.
Adjustment at Fair Value RBSE (Expense)	-63,723	57,055	211.7	The variation is mainly due to: (i) increase in the foreign currency quotation in the analyzed period of 2022 in relation to the same period of 2021, when it presented a negative variation, which mainly impacted the loans payable in dollars. (in 2Q22: from 4.7378 to 5.2380 and in 2021: from 5.6973 to 5.0022). Currently, 4% of the debt is indexed to the exchange rate. (Contracted at USD 2.0626 for contract ECR 258/97 - BID 1051).
Other Financial Expenses	-68,493	-15,601	339.0	The variation is mainly due to: (i) an increase in the IOF item on Loans in the amount of R$47 million.
Financial Income	-311,764	-19,227	1,521.5
		-104,506
Equity Interests (Equity Method) - BRL Thousand	2Q22	2Q21	Variation (%)
Equity Interests (Equity Method)	131,748	-136,074	196.8	The variation is mainly due to: (i) negative impacts due to the following Companies:
  (a) Madeira Energia S.A.: The variation basically refers to the discontinuity of the equity method in MESA, which went from a negative net amount of R$246 million in 2Q21 to zero, due to the contribution made to the company in 2Q22;
  (b) MGE Transmissão (R$ -9.4 million); (c) Goiás Transmissão (R$ -5.6 million); and (d) Teles Pires Participações (R$ -5.9 million);
Being partially offset by the positive impacts of the following Companies:
				(a) Madeira Electric Interconnection (R$ 10.23 million); (b) Serra do Facão Energia S.A. (R$ 17.82 million); and (c) Retiro Baixo Energia S.A. (R$ 10.74 million).

10
Classificação: Pública

Other Operating Revenues and Expenses - BRL Thousand	2Q22	2Q21	Variation (%)
Other Operating Revenues and Expenses	2,130	0	-	The variation is mainly due to: (i) revenue received from Light Serviços de Eletricidade, in the amount of R$70.66 million, referring to the onerous transfer of transmission assets (compulsory DITs), object of the matching of accounts between Furnas and Light (regarding the 3rd installment of the agreement R$ 120 million - process 00227 69-87.2006.8.19.0001, which settlement began in 2020). The counterpart of this entry, consisting of the write-off of the respective assets, will initially occur in Jul/22. As a result, a provision in the amount of R$ -68 million was constituted in Jun/22, as an estimate of the amount to be written off in Accounting. The composition of the DIT's is still being determined.
				It is worth remembering that the 1st installment was R$336 million in Dec/20 and the 2nd installment was R$40 million in Dec/21, both with payment via bank deposit. These payments were made by lowering the Accounts Payable x Account Bank. The 3rd installment of R$ 120 million (which can be partially or fully paid through the transfer of assets).
Effect of Law 14,182/2021 - BRL thousand	2Q22	2Q21	Variation (%)
Effect of Law 14,182/2021	-1,338,982	0	-	The variation is due to the following reasons: (i) by determination of Law No. 14,182, in the process of privatization of Eletrobras, the concessionaires are no longer entitled to indemnities for investments linked to reversible assets, not yet amortized or not depreciated, which concessions were extended, under the terms of Law No. 12,783/2013, with this the Company recorded a loss of R$ 1,067,028 thousand with these indemnities being irrecoverable; and (ii) Investments not yet amortized, related to concessions not renewed by Law No. 12,783/2013, were considered by the CNPE, in the process of privatization of Eletrobras, for use in the acquisition of new concession contracts, however, for the HPPs Itumbiara and Mascarenhas de Moraes no amounts to be indemnified were foreseen, since the CNPE considered that the assets of these plants, on 01/01/2022 or later, will be 100% depreciated, with this the Company recorded a loss of R$ 271,954 thousand with irrecoverability of these assets.
		0
Income Tax and CCSL - BRL Thousand	2Q22	2Q21	Variation (%)
Current IR and CSLL	210,991	-431,360	-148.9	The variation is mainly due to the following reasons: (i) a significant drop in pre-tax income from R$2 billion to R$421 million, due to the records of loss in the liquidation of the financial asset - quota plants Law 14,182/21 and negative results of equivalence in MESA.
Deferred IR and CSLL	71,306	58,929	-21.0	The variation is mainly due to the following reasons: (i) the recognition of expenses with deferred income tax/CSLL on the reversal of the loss with unsecured liabilities in the investee SAESA, in the approximate amount of R$ 257 million (34% of 756 million ). Regarding the amounts recorded in Mar22 and May22, the impact was R$17 million (34% of R$50 million - revenue in deferred charges). As in Dec/21 the recognition of this loss reflected in the recognition of deferred assets, the reversal consequently reflects in the recognition of deferred liabilities, which counterpart is deferred IR/CSLL expense; (ii) there was also the reversal of the onerous contract of approximately R$95 million, offset against the IR/CSLL expense; Additionally, (iii) a provision was made for Loss of MESA Investments in the amount of R$ 1,583 billion (34% totaling 538 million), reflecting a recognition of deferred assets as a contra entry to deferred income tax/CSLL.
Minority Interest	7	-7	200.0	Variation with little materiality in the Result.

11
Classificação: Pública

CHESF	DESCRIPTION

Analysis of Income

The Company posted in 2Q22 an income of 60.7% lower that recorded in 2Q21, going from a profit of R$ 637 million in 2Q21 to a profit of R$ 250 million in 2Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 25.6% in 2Q22 compared to 2Q21, going from R$ 1,774 million in 2Q21 to R$ 2,228 million in 2Q22. The variations of each income account are detailed below:

Gross Revenue - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Generation	962,782	971,910	-0.9
Supply	21,716	66,100	-67.1	The variation is mainly due to: (i) reduction of 83 average MW sold in the ACL (Free Market) in 2Q22, equivalent to approximately R$ 47.6 million, due to a change in strategy in the quarter compared to 2Q21 ;
				This effect was partially offset by: (ii) suspension of payment of reimbursements for wind availability contracts in 2022, due to the delay in implementing the constrained-off compensation methodology for wind generators, defined by ANEEL through REN ANEEL 927/ 2021 (reimbursements paid in 2Q21 were around R$1.5 million).
Provision	200,565	162,432	23.5	The variation is mainly due to: (i) an increase in the period of about 11 MW average in the consumption of industrial customers reached by Law 13,182/2015 in 2Q22 (equivalent to R$ 38 million), due to low consumption verified in 2Q21 by a consumer undergoing a contractual termination process, which energy was contracted by another consumer as of June/2022, as provided for in Law 13,182/2015.
Short Term Market (CCEE)	31,449	94,840	-66.8	The variation is mainly due to: (i) variation in the average PLD (Differences Settlement Price) from R$202/MWh (in 2Q21) to R$56/MWh (in 2Q22); and (ii) maintenance of the GSF injunction, which was in force until May/2021, with no effect in 2022, which impact was an increase of around R$36 million in 2Q21.
O&M Revenue - Upgraded Power Plants Law 12783/2013	709,052	648,538	9.3	The variation is mainly due to: (i) annual adjustment of the RAG of approximately 6.5%, in accordance with Ratifying Resolution No. 2,902/2021 (cycle 2021-2022); and (ii) a 57.19% increase in CFURH, equivalent to approximately R$18 million.
Transmission	1,632,505	1,166,997	39.9
Revenue from Operation & Maintenance – Renewed Lines	521,767	352,997	47.8	The variation is mainly due to: (i) publication of Aneel ratifying Resolution 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle of 11.73%, (ii) the recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel for the 2021/2022 cycle.
Revenue from Operation & Maintenance	47,796	133,363	-64.2	The variation is mainly due to: (i) publication of Aneel ratifying Resolution 2,895/21, which includes, among other aspects, the readjustment of the 21/22 cycle of 11.73%, (including the effects of the tariff review of the contracts of concession 006/2009, 007/2005, 017/2009 and 018/2009), (ii) recognition of RAP's of reinforcements without previously established revenue and improvements included by Aneel for the 2021/2022 cycle.
Revenue from Construction	112,710	93,341	20.8	The variation is mainly due to the following reasons: (i) increase in the volume of transmission projects being built by the company compared to the same period in 2021, mainly in contract 061/2001. Investments, in general, are linked to Aneel's authorizing resolutions containing reinforcements and improvements to the existing system.
Contractual Revenue - Transmission	950,232	587,296	61.8	The variation is mainly due to: (i) the increase in the asset balance of the RBSE, substantially due to the reprofiling of the RBSE, the complementary consideration of the KE in the RAPs related to the RBSE (Basic Network of the Existing System) and the completion of the inspection of the BRR appraisal report of contract 061/2001, registered in September 2021.
Other Revenues	19,819	5,961	232.5	The variation is mainly due to: (i) an increase in revenues from leases and rentals R$ 13.3 million, mainly due to telecommunications services; (ii) an increase of R$0.8 million in miscellaneous income, partially offset by (iii) a reduction of R$300 thousand in revenue from engineering services.
Deductions from Operating Revenue	-386,777	-370,389	4.4	The variation is mainly due to: (i) increase in CFURH between the compared dates of R$ 20 million; (ii) increase of R$7.6 million in PROINFA between the compared dates; (iii) R$5.6 million increase in ICMS between the compared dates; (iv) R$18.3 million increase in CDE (Energy Development Account) between the compared dates, partially offset by (v) R$29.2 million reduction in PIS/COFINS between the compared dates; (vi) reduction of R&D/TFSE between the compared dates of R$ 1.8 million; (vii) reduction of RGR (Reversal Global Reserve) between the compared dates of R$ 4.1 million.
ROL	2,228,329	1,774,479	25.6

Operating Costs and Expenses

The Operating Costs and Expenses posted an increase of 16.6% in 2Q22 compared to 2Q21, going from R$ 1,105 million in 2Q21 to R$ 1,289 million in 2Q22, with the variations below:
	-1,709,530	-1,376,672	24.2
PMSO - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Personnel	-324,800	-225,203	44.2	The variation is mainly due to: (i) application of the ACT (Collective Labor Agreement) of 6.76% from Oct/21 retroactive to May/21 (R$ 17.5 million); (ii) merits (R$2 million), career progression (R$1.5 million) with a total impact of R$20.9 million between the periods; (iii) provision in the amount of R$28 million related to the ACT 2022-2023, corresponding to the IPCA of 12.3%, as follows: R$7 million in salaries, R$10 million in vacations, R$2 million in the Christmas bonus salary, R$ 7 million social security and FGTS; R$ 2 million private pension; and (iv) R$12 million in vacation due to a higher number of employees on vacation in 2Q22 compared to 2Q21.
Material	-8,314	-9,889	-15.9	The variation is mainly due to: (i) reduction in expenses with operational maintenance material R$5.9 million, partially offset by (ii) increase in expenses with fuel and lubricants R$1.3 million; and (iii) increase in expenses with parts and accessories for fleet maintenance R$ 3.1 million.
Services	-75,875	-61,944	22.5	The variation is mainly due to: (i) R$8.5 million increase in cleaning and maintenance services for properties and facilities; (ii) R$3.6 million increase in operating asset maintenance services; (iii) R$2.4 million increase in cargo transportation; (iv) R$1.9 million increase in surveillance services; (v) a R$0.7 million increase in utilities and services, partially offset by (vi) a R$2.3 million decrease in outsourced labor expenses due to process improvements; (vii) reduction in technical/administrative services, R$ 1.1 million, with emphasis on consulting services.
Other	-110,517	-875,292	-87.4
Donations and Contributions	-1,229	-1,744	-29.5	Immaterial variation.
Other Operating Expenses	-109,288	-873,548	-87.5	The variation is mainly due to: (i) registration of a Provisional Credit Reduction - RPC of R$ 790 million, in 2Q21, due to the analysis of long-term overdue credits with clients Libra do Brasil S.A., Equatorial Alagoas and Energisa Sergipe, with no occurrence in 2Q22. Event treated as non-recurring in 2Q21, partially offset by: (ii) increase in expenses with benefits to retirees R$ 22.4 million, due to the increase in the interest cost of the BD benefit plan.
TOTAL PMSO	-519,506	-1,172,328	-55.7

12
Classificação: Pública

Operating Costs - BRL Thousand	2Q22	2Q21	Variation (%)
Energy Purchased for Resale	-56,910	-61,263	-7.1	The variation is mainly due to the following reasons: (i) despite the increase in energy purchased by an average of 17 MW in 2Q22 (increase of R$ 13.2 million in expenses in 2Q22), there was a reduction in purchase expenses in 2Q21 in accounting adjustment function carried out in May/2021, increasing purchase expenses in 2Q21 by approximately R$16 million; (ii) reduction of tax credits in the order of R$ 1.5 million in 2Q22.
				The two factors resulted in a total reduction of R$ 4.3 million in the comparison period.
Charges on Electricity Grid Use	-219,652	-216,562	1.4	The variation is mainly due to: (i) readjustment of approximately 2.8% of TUST (Tariff for the Use of the Transmission System), determined by ANEEL Homologatory Resolution No. 2,896/2021 (cycle 2021-2022); and (ii) deduction of tax credits in 2022, which exceeded the deductions of 2021 by approximately R$2 million.
Construction Expense	-184,362	-152,455	20.9	The variation is mainly due to the following reasons: (i) The construction cost of the periods is directly related to the expenses incurred (appropriated and allocated) in the transmission investment events in progress in contracts 61/2001 and bids.
Depreciation and Amortization	-34,323	-22,443	52.9	The variation is mainly due to: (i) incorporation of the assets of the Pindaí Complex, as well as the capitalization/immobilization of generation and transmission assets that started commercial operation in this interval, among which, the extension assets granting of the GSF, investments in the Pindaí complex and in the concession contract 006/2004.
TOTAL Operating Costs	-495,247	-452,723	9.4
		-137,055
Operating Provisions - BRL Thousand	2Q22	2Q21	Variation (%)
Operating Provisions	-274,147	520,040	152.7	Provisions are made up as follows: (i) Allowance for doubtful accounts of R$ 19 million in 2Q22, against a reversal of -R$ 853.3 million in 2Q21;
(ii) K Factor, R$ 65.2 million was constituted, due to the correction of the process, partly by the IGPM;
(iii) GAG Improvement provision R$ 39.6 million due to the expected investment curve for the quota plant and with the realization of this investment;
(iv) other civil, tax and labor provisions, amounting to R$84.8 million was recorded, with emphasis on the updating of civil proceedings. It should be noted that there was no provision for GSF's lawsuit due to the adhesion to the hydrological risk renegotiation according to Law No. 14,052/2020; and
				(v) impairment of the Funil and Pedra UGCs in the amount of R$65 million.
		-98,758

Financial Income - BRL Thousand	2Q22	2Q21	Variation (%)
Financial Revenue	119,280	-14,253	936.9
Revenue from Financial Investments	87,260	25,372	243.9	The variation is mainly due to: (i) volatility of short-term fixed rate securities (LTN and NTN-F) in the period indicated.
Energy Late Payment Addition	2,683	-17,887	115.0	The variation is mainly due to: (i) registration in 2Q21, without comparison in 2Q22, of the following events: (a) interest on the debt of Rio Doce Manganês in the amount of R$ 26.7 million; (b) interest on the debt with Ligas do Brasil in the amount of -R$30.7 million; (c) interest on Energisa Sergipe's debt in the amount of -R$14.8 million; (d) interest on the debt of Equatorial Alagoas in the amount of -R$5.7 million. In 2Q21, Chesf recognized the losses of these customers definitively, thus failing to record the restatement of the balance of long-term overdue invoices and therefore were recorded as reversals in 2Q21.
Inflation Adjustment on Assets	28,519	-23,815	219.8	The variation is mainly due to: (i) registration in 2Q21, without comparison in 2Q22, of the following events: (a) monetary restatement of debt of Ligas do Brasil in +R$ 1.7 million; (b) Rio Doce Manganês, in R$ -1.8 million; (c) Energisa Sergipe +R$ 2.3 million; and (d) Equatorial Alagoas at +R$0.6 million. In 2Q21, Chesf recognized the losses of these customers, and therefore they were recorded as reversals in 2Q21, thus failing to record the update of the balance of long-term overdue invoices; and (ii) increase in the update of judicial deposits +R$ 51 million due to the new methodology adopted with the implementation of the BENNER legal solution system in 3Q21.
Other Financial Revenues	818	2,077	-60.6	The variation is mainly due to: (i) payment of a fine arising from contractual penalties of suppliers of R$ 1.4 million.
Financial Expenses	-126,394	-40,290	213.7
Debt Charges - Loans and Financing	-29,312	-20,448	43.3	The variation is mainly due to: (i) an increase in interest on loans and financing of approximately R$8.8 million, as a result of the average increase in economic indices that are linked to most of Chesf's contracts, with the CDI varying by 267%, the TJLP (Long-term Interest Rates) by 48% and the IPCA by 76%, between the compared dates.
Charges - Leasing	-55	-55	0.0	No relevant variation
Charges on Shareholders’ Compensation	-30,171	-8,457	256.8	The variation is mainly due to: (i) registration of interest on shareholder remuneration (dividends payable), resulting from the SELIC variation of 5.4%, considering that the 2020 dividends were paid in full in May/2021 and of the 2021 dividends, there is still a balance to be paid until December/2022.
Inflation Adjustment on Liabilities	-11,681	-3,218	263.0	The variation is mainly due to: (i) increase in the R$ 1.4 million restatement of the debentures of SPE Extremoz Transmissora, which was merged into Chesf; (ii) due to the adjustment in BENNER of the update of judicial deposits R$ 1.4 million; (iii) increase in monetary restatement of loans R$0.5 million; and (iv) registration of the monetary restatement referring to the payment of the grant bonus in 2Q22 in the amount of R$5.2 million.
Exchange Rate Change on Liabilities Obligations with CDE	-40,157	0	-	The variation is due to the updating by the IPCA of the obligations assumed with the CDE (Energy Development Account) determined by Law No. 14,182/2021, in the process of privatization of Eletrobras.
Exchange Rate Change on Liabilities - Revitalization of the Watershed	-7,774	0	-	The variation is due to the updating by the IPCA of the obligations with the watershed revitalization projects determined by Law No. 14.182/2021, in the process of privatization of Eletrobras.
Other Financial Expenses	-7,244	-8,112	-10.7	The variation is mainly due to: (i) reduction in tax fines of R$3.6 million; (ii) reduction in late payment fines of R$0.8 million; and (iii) a R$0.4 million reduction in fines on infraction notices, partially offset by: (iv) increase in financial expenses with correction of the unapplied R&D balance in the amount of R$3.9 million.
Financial Income	-7,114	-54,543	-87.0
		-107,970
Equity Interests (Equity Method) - BRL Thousand	2Q22	2Q21	Variation (%)
Equity Interests (Equity Method)	47,435	-3,211	1,577.3	The variation is mainly due to: (i) negative impacts due to the following Companies:
  (a) R$10.3 million improvement in the result presented by SPE IE Madeira; and (b) R$ 6 million in SPE IE Garanhuns, especially due to the increase in contractual revenue resulting from the adjustment by the IPCA;
  (c) improvement in the result of SPE STN of R$ 20.2 million due to the registration of PIS/COFINS in 2021, resulting from the adjustment of spontaneous reporting made to RFB;
  (d) improvement in the negative result of SPE Norte Energia by R$ 6.8 million; and
				(e) improvement in the negative result of SPE Energia Sustentável by R$ 10.4 million.
Effect of Law 14,182/2021 - BRL thousand	2Q22	2Q21	Variation (%)
Effect of Law 14,182/2021	-619,230	0	-	The variation is due to the following reasons: (i) by determination of Law No. 14,182, in the process of privatization of Eletrobras, the concessionaires are no longer entitled to indemnities for investments linked to reversible assets, not yet amortized or not depreciated, which concessions were extended, under the terms of Law No. 12,783/2013, with this the Company recorded a loss of R$ 487,282 thousand with these indemnities being irrecoverable; and (ii) Investments not yet amortized, related to concessions not renewed by Law No. 12,783/2013, were considered by the CNPE, in the process of privatization of Eletrobras, for use in the acquisition of new concession contracts, however, for HPP Sobradinho no amounts to be indemnified were foreseen, since the CNPE considered that the assets of this plant, on 01/01/2022 or at a later date, will be 100% depreciated, with this the Company recorded a loss of R$ 131,948 thousand with these assets being unrecoverable.
		233,136
Income Tax and CSLL - BRL Thousand	2Q22	2Q21	Variation (%)
Current IR and CSLL	75,712	29,399	-157.5	The variation is mainly due to the following reasons: (i) the tax base was mainly impacted by: (a) write-off of the balance of the indemnity receivable in the amount of R$488 million as a result of the non-recognition within the scope of the privatization process and the signing of new concession contracts, replacing contracts under the quota regime; and (b) write-off of unamortized investments classified as property, plant and equipment in the amount of R$132 million as a result of the provisions of the new generation concession agreement No. 001-2022-ANEEL.
Deferred IR and CSLL	-130,579	-81,541	60.1	The variation is mainly due to: (i) positive variation in the RBSE receivable.
Tax Incentives	-55,425	77,861	-171.2	The variation is mainly due to: (i) decrease in exploration profit, basis for the tax incentive calculation. This was mainly due to: (a) write-off of the balance of the indemnity receivable in the amount of R$488 million as a result of the non-recognition within the scope of the privatization process and the execution of new concession contracts, replacing the under quota regime and; (b) write-off of unamortized investments classified as property, plant and equipment in the amount of R$ 132 million as a result of the provisions of the new generation concession agreement No. 001-2022-ANEEL.

13
Classificação: Pública

ELETRONORTE	0

Analysis of Income

The Company posted in 2Q22 an income 11.3% higher that recorded in 2Q21, going from a profit of R$1,334 million in 2Q21 to a profit of R$ 1,485 million in 2Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 4.4% in 2Q22 compared to 2Q21, going from R$ 2,584 million in 2Q21 to R$ 2,697 million in 2Q22. The variations of each income account are detailed below:
	27	237	-210
Gross Revenue - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Generation	2,396,151	2,341,140	2.3
Supply	1,786,426	1,604,281	11.4	The variation is mainly due to:
(i) In the ACL (Free Market):
  (a) R$44 million increase in sales at HPP Tucuruí (2Q21 R$468 million X 2Q22 R$512 million), due to the 3% increase in energy sold (2Q21 1,492 MWavg X 2Q22 1,534 MWavg). In relation to the sale price, there was an increase of 6% (2Q21 R$ 143.76/MWh X 2Q22 R$ 152.88/MWh);
  (b) R$ 11 million increase in revenue from the sale of HPP Samuel (2Q21 R$ 34 million X 2Q22 R$ 45 million) due to a 2% increase in Contract Prices (2Q21 R$ 254.29/ MWh X2Q22 R$ 258.57/MWh) and the 29% increase in the amount of energy sold (2Q21 62 MWavg X 2Q22 80 MWavg).

(ii) In the ACR (Regulated Market):
  (a) R$96 million increase in revenue from the sale of PIEs (Independent Power Producers) in the capital (2Q21 R$625 million X 2Q22 R$721 million) due to a 15% increase in Contract Prices linked to the IGPM (2Q21 R$ 888.95/MWh X 2Q22 R$ 1,017.90/MWh). These contracts are entered into with the distribution company Amazonas Energia;
  (b) R$ 3 million increase in revenue from the sale of IPPs in the interior (2Q21 R$ 22 million X 2Q22 R$ 25 million) due to an 11% increase in Contract Prices linked to the IGPM (2Q21 R$ 1,428.95/MWh X 2Q22 R$ 1,584.77/MWh). These contracts are entered into with the distribution company Amazonas Energia;
  (c) R$ 8 million increase in HPP Balbina sales (2Q21 R$ 82 million X 2Q22 R$ 90 million), as a result of the 11% increase in contractual prices (2Q21 R$ 345.45/MWh X 2Q22 R $382.32/MWh); and
				(d) R$ 20 million increase in sales at TPP Mauá (2Q21 R$ 283 million X 2Q22 R$ 303 million), as a result of the 11% increase in contractual prices (2Q21 R$ 345.45/MWh X 2Q22 R $383.32/MWh) the amount of energy remained constant at 108 MWavg.
Provision	429,934	337,295	27.5	The variation is mainly due to: (i) the increase in Albras billing (800 MW/avg contract), by R$ 84 million, due to the readjustment of the base price and the variations of the parameters, defined in the contract, used for the calculation of the final sale price, which are aluminum price, Dollar and sector charges, with emphasis on: (a) update of the base price by the IGP-M of 32%, in May/21, from R$ 134, 77/MWh to R$177.92/MWh, and 15%, in May/22, to R$204.00/MWh; (b) 38% increase in average aluminum prices (US$ 2,333 2Q21 X US$ 3,224 2Q22); and (c) negative variation of 7% in the average dollar conversion rates (2Q21 R$5.30/US$ X 2Q22 R$4.92/US$); (ii) variation of R$ 9 million due to the 31% readjustment of other contracts (78 MW/avg contracts) for the sale of HPP Tucuruí (2Q21 R$ 175.45/MWh X 2Q22 R$ 229.94/MWh).
Short Term Market (CCEE)	170,316	391,149	-56.5	The variation is mainly due to the following reasons: (i) in relation to the Tucuruí, Samuel and Curuá-Una Hydraulic Plants, there was: (a) a 74% reduction in PLD (Differences Settlement Price) (2Q21 R$ 211.26/MWh X 2Q22 R$ 55.70/MWh), due to improved hydrology; partially offset by: (b) 21% increase in post-GSF seasonal physical guarantee (2Q21 2,803 MWavg X 2Q22 3,398 MWavg); and (c) a 2% increase in energy sold through bilateral contracts (2Q21 2,455 MWavg X 2Q22 2,502 MWavg).
O&M Revenue - Upgraded Power Plants Law 12783/2013	9,475	8,415	12.6	The variation is mainly due to: (i) 15% readjustment of the RAG occurred in July 2021, according to resolution 2902, of 07/20/2021.
Transmission	855,606	705,602	21.3
Revenue from Operation & Maintenance – Renewed Lines	189,993	88,341	115.1	The variation is mainly due to: (i) increase in revenue of R$ 130.4 million due to the decrease in the reducing portion of amortization, from R$ 369.5 million to R$ 239.1 million (average) as a result of the Tariff Review process of contract 058/2001, offset by (ii) a R$122.2 million reduction in billed revenue, mainly impacted by the reduction in Approved Revenue for the cycle, Adjustment Installment and PIS/PASEP/ COFINS, all referring to Contract 058/2001 as amended by ANEEL Homologatory Resolution 2,959/2021; and (iii) increase of R$ 94 million, as in 2021, there was an accounting reclassification between renewed and non-renewed O&M revenue, which adjusted 2Q21, without impacting total transmission revenue.
Revenue from Operation & Maintenance	99,676	179,751	-44.5	The variation is mainly due to: (i) increase of R$ 20.3 million in billed revenue; (ii) a R$6.2 million decrease in revenue due to the increase in the amortization reduction portion (67.6 million in 2021 vs. 73.8 million in 2022); and (iii) decrease of R$ 94 million, as in 2021, there was an accounting reclassification between renewed and non-renewed O&M revenue, which adjusted 2Q21, without impacting total transmission revenue.
Revenue from Construction	15,132	41,903	-63.9	The variation is mainly due to: (i) reduction in the volume of transmission projects being built by the company compared to the same period in 2021, mainly in contracts 058/2001, 021/2009, 012/2009, 001 /2009 and 012/2011. Investments, in general, are linked to Aneel's authorizing resolutions containing reinforcements and improvements to the existing system.
Contractual Revenue - Transmission	550,805	395,607	39.2	The variation is mainly due to: (i) the increase in the active balance of the RBSE (Basic Network of the Existing System), substantially resulting from the reprofiling of the RBSE and the complementary consideration of the KE in the RAPs related to the RBSE, recorded in September 2021.
Other Revenues	180,250	125,764	43.3	The variation is mainly due to: (i) increase in the following accounts: (a) R$ 29.7 million in CDE (Energy Development Account); (b) R$10.5 million in Proinfa; (c) R$3.9 million in Operation and Maintenance services; (d) R$3.2 million in leases and rentals; (e) R$796 thousand in Telecommunications; and (f) R$6.4 million in other revenues.
Deductions from Operating Revenue	-735,093	-588,389	24.9	The variation is mainly due to: (i) an increase of R$ 150.1 million in the following accounts:
(a) R$47.3 million in PIS/PASEP/COFINS; (b) R$36.3 million in CDE; (c) R$28.2 million in ICMS; (d) R$27.4 million in RGR;
				(e) R$6.4 million in CFURH; (f) R$4.3 million in Proinfa; and (g) R$76 thousand in ISS, partially offset by (ii) a reduction of R$3.4 million in the following accounts: (a) R$1.9 million in R&D; and (b) R$1.5 million in TFSEE.
ROL	2,696,914	2,584,117	4.4

Operating Costs and Expenses

Operating expenses and costs presented, in 2Q22, an increase of 81.4% vis-à-vis 2Q21, from R$ 939 million in 2Q21 to R$ 1,704 million in 2Q22. Variations for each expense account are detailed below:
	-1,312,204	-1,796,944	-27
PMSO - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Personnel	-337,856	-306,262	10.3	The variation is mainly due to:
(i) application of the ACT 2022 (Collective Labor Agreement) with an increase of 12.13% and a total impact of R$44 million, recorded as a provision in the quarter that impacted, among other accounts:
(a) Salaries, R$15.8 million;
(b) Vacations, of R$11.7 million;
(c) Christmas Bonus, of R$5.8 million;
(d) Social Security, of R$4.7 million;
(e) Vacation bonus of R$4.5 million;
(f) Contributions to the FGTS, of R$ 1.4 million.

(ii) increase of R$10.6 million in:
(a) Dangerous work, of R$3.2 million, impacted by the resumption of activities in risk areas after the pandemic period;
(b) Additional for length of service, of R$2.7 million, impacted by the merit paid in April/22;
(c) Food/meal allowance of R$1.8 million;
(d) Function bonus R$ 1.1 million, due to restructuring carried out in the company that increased the number of employees in positions that receive function bonuses;
(e) Medical-hospital reimbursement, of R$ 0.9 million, due to the adjustment in the accounting of reimbursement items, which were being recorded in a health plan co-participation account;
(f) Life and accident insurance, of R$ 0.8 million, due to the invoice referring to June/2021 having been offset only in July/2021.

(iii) The application of the ACT 2021 of 6.76% from Sep/21 and retroactive to May/21 had an impact of approximately R$6.4 million. This was practically offset by the dismissals that happened in 2021.

				The increases caused by both ACTS were partially offset by: (iv) lower Co-participation with health plan, in R$ 24 million, as the entries are not linear, because they depend on the plan's collection, and in April 2021, there was a high payment due to accountability for November and December 2020.
Material	-16,795	-13,515	24.3	The variation is mainly due to the increase in: (i) R$ 1.1 million in fleet maintenance material; (ii) R$ 1 million in administrative and office material; (iii) R$ 770 thousand in the purchase of fuels and lubricants (except production); and (iv) R$ 393 thousand in material for operational maintenance directly acquired.
Services	-74,492	-81,978	-9.1	The variation is mainly due to: (i) higher COFINS and PASEP credits (reducing accounts, which reduce the group's realization in 2022), of R$16.4 million and R$3.6 million, respectively , with no counterpart in 2021, as in 2021 the amounts of these accounts were recorded in expense recovery; partially offset by (i) an increase in the following types of expenses, largely driven by the return to face-to-face activities: (a) maintenance of operating assets, of R$4.6 million; (b) maintenance of office furniture and equipment, of R$4.1 million; (c) security and surveillance services, in the amount of R$3.2 million; (d) driver services, in the amount of R$2.1 million; (e) environmental services, of R$1.6 million; and (f) third-party consulting services, in the amount of R$1.5 million; partially offset by the reduction in realization in:
				(a) medical, hospital and dental care of R$3.4 million (this item is not used in 2022); and (b) IT services in R$1.3 million.
Other	-52,791	-46,198	14.3
Donations and Contributions	-1,493	-1,573	-5.1	The variation is mainly due to: (i) reduction in the following expenses: (a) contributions to CCEE (Brazilian Electric Energy Trading Chamber), of R$ 245 thousand, due to the reclassification carried out in Apr/2021 with no counterpart in 2022, as such expenses were of Statutory Contributions and went to CCEE; (b) contributions to the ONS (National Electricity System Operator), of R$ 25 thousand; (c) contributions from the Rouanet Sponsorship Law, of R$ 18 thousand; and (d) annuities and contributions to civil society, of R$11 thousand, partially offset by (ii) an increase in the realization of statutory contributions, of R$219 thousand.
Other Operating Expenses	-51,298	-44,625	15.0	The variation is mainly due to: (i) lower recovery of expenses, by R$ 22.3 million (reducing account, which reduces the group's realization the greater the realization), due to the reclassification of credits from COFINS and PASEP, which in 2022 were launched in Third Party Services; (ii) R$ 4.4 million increase in facilities, equipment and inventories insurance, partially offset by (iii) a R$14.2 million reduction in rental of generator sets (emergency assistance to the state of Amapá in 2021, non-recurring); (iv) reduction in taxes of R$ 3.3 million; and (v) other reductions of R$2.6 million
TOTAL PMSO	-481,934	-447,953	7.6

14
Classificação: Pública

Operating Costs - BRL Thousand	2Q22	2Q21	Variation (%)
Energy Purchased for Resale	-50,677	-39,453	28.4	The variation is mainly due to: (i) increase in the costs of the purchase contracts, by R$ 55 million, resulting from the contractual readjustment of the PIEs (Independent Power Producers) of the capital, based on the IGPM, which is passed on to the price charged by the distributor Amazonas Energia; (ii) start of the TEMPO power purchase agreement, totaling R$ 5 million; partially offset by (iii) increase in tax recovery (PIS, COFINS and PASEP) and leasing recoverable by R$ 49 million, which are accounted for as rectifiers (reducers) in expense accounts.
Charges on Electricity Grid Use	-212,213	-188,420	12.6	The variation is mainly due to: (i) an increase of R$ 23.2 million in Charges for the Use of the Electric Transmission Grid; and
				(ii) an increase of R$ 533 thousand in Charges for the Use of the Electricity Distribution Network.
Construction Expense	-15,070	-41,710	-63.9	The variation is mainly due to: (i) reduction of R$ 10 million in construction expenses (reduction in contracts 021/2009, 012/2009, 012/2011 and increase in contract 004/2011); and (ii) reduction of R$ 16.6 million in the expense of Construction of Contract 058/2001.
Fuel	-676,369	-631,082	7.2	The variation is mainly due to: (i) increase of R$ 102.3 million with ancillary expenses for natural gas (Transport and Margin Ship or Pay), as a result of (a) reduction in gas consumption of TPP's Aparecida and Mauá 3 of -22.45% and -29.49%, respectively, which generated an overpayment obligation of Ship or Pay for the unconsumed gas; and (b) the effect of the 9.21% increase in the price of natural gas for the period, partially offset by (ii) a reduction of R$57 million in the following accounts: (a)- R$35 million in expenses with the purchase of natural gas, given the reduction in natural gas consumption of -17.17%, due to the reduction in energy generation at TPP Mauá 3 and TPP Aparecida imposed by the ONS (National Electricity System Operator) due to the increase in the reservoirs of the Hydroelectric Plants - HPP of the Submarket of North Region, causing dispatches from the North Subsystem HPPs to be prioritized compared to thermal plants that have inflexibility in their contracts and use fuel in their operation, even offsetting the effect of the readjustment of the price of natural gas, which was readjusted an average of 9.21%; and (b) - R$ 22 million related to ICMS reversal on sales of energy produced by TPP Mauá 3, due to the consumption of natural gas, due to the sale being outside the state of Amazonas and exempt from ICMS.
(-) Recovery of Expenses - Grant Received	353,088	312,063	13.1	The variation is mainly due to: (i) the effect of the adjustment in the price of natural gas for the period, which was adjusted by an average of 9.21%, as well as the reimbursement of higher volumes of natural gas for ancillary expenses (Ship or Pay Shipping and Margin).
Depreciation and Amortization	-302,648	-142,279	112.7	The variation is mainly due to: (i) increase of R$ 171.1 million related to amortization due to the right to explore the concession (extension of the concession occurred in the last quarter of 2021); partially offset by the reduction of: (ii) R$8.8 million related to generation depreciation; and (iii) R$3.1 million related to leasing.
TOTAL Operating Costs	-903,889	-730,881	23.7

Operating Provisions - BRL Thousand	2Q22	2Q21	Variation (%)
Operating Provisions	-317,707	239,505	232.7	The constitution of the provision in 2Q22 is mainly due to: (i) Provision of PCLD (Allowance for Doubtul Accounts), in the total amount of R$207.3 million, with emphasis on (a) Provision of R$127.5 million, referring to supplies from Amazonas Energy due to non-payment of overdue energy debt in April 2022; (b) R$73.1 million, referring to the restatement of the renegotiated debt of Amazonas Distribuidora de Energia that has not been paid; and (c) R$6.6 million in supplies;
(ii) Provision for Contingencies of R$115.9 million, as follows:
(a) Land Constitution of R$53.9 million;
(b) Civil Constitution of R$28.2 million,
(c) Regulatory Constitution of R$14.5 million;
(d) Labor Constitution of R$12.4 million;
(e) Tax Constitution of R$6.3 million.

				(iii) Other provisions had a reversal of R$5.6 million in the quarter.

15
Classificação: Pública

Financial Income - BRL Thousand	2Q22	2Q21	Variation (%)
Financial Revenue	245,095	345,966	-29.2
Revenue from Financial Investments	91,684	35,884	155.5	The variation is mainly due to: (i) increase in the cash balance in the month (Jun/22 balance is R$ 1.29 billion higher than Jun/21); and (ii) together with a higher return on investments in Eletronorte's portfolio in the period (Jun/22: 2.72% x Jun/21: 0.68%).
Energy Late Payment Addition	119,344	10,531	1,033.3	The variation is mainly due to: (i) increase of R$ 68 million referring to the update of the charges of the renegotiated debt with Amazonas Energia customers (ICD CCD of 2019, ICD PIE of the years 2020 and 2021), with no counterpart in 2Q21; (ii) increase of R$22.6 million in late payment due to the updating of Amazonas' debt, including the advance payment for gas; (iii) increase of R$ 15 million in arrears on the debt of Roraima, CGT – Eletrosul, CEA and Others; and (iv) increase of R$3.4 million in interest payments by Amazonas Energia.
Inflation Adjustment on Assets	6,904	69,006	-90.0	The variation is mainly due to: (i) reduction in the following items: (a) R$ 16.6 million of monetary variation of payment of ALUMAR in 2021, with no counterpart in 2022 (payment of lawsuit); (b) R$14 million due to adjustments in CCEE (Brazilian Electric Energy Trading Chamber) pre-invoices; (c) R$14 million in monetary variation on energy supply; (d) R$8.4 million due to the reduction in CEA charges; (e) R$7.3 million in taxes on Financial Income due to the variation in Financial Income (R$193 million in 2021 x R$205 million in 2022); and
				reduction of: (f) R$ 1.6 million in monetary variation as a result of the adjustment in the accounting of financial income that occurred in 2021, referring to the restatement of the asset (IRPJ), a non-recurring amount.
Exchange Rate Change on Assets	-15,011	18,602	-180.7	The variation is mainly due to: (i) reclassification of R$ 53.5 million in current assets, with no effect on the accumulated of 2022, however impacting the record of 2Q22, with a negative record of R$ 53.5 million million, this reclassification zeroed the accumulated account balance, but caused a reversal of the account value in the quarter; and (ii) positive variation of R$ 19.9 million in exchange variation of the financing agreement with Eletrobras.
Earnings on Derivatives	2,040	152,632	-98.7	The variation is mainly due to the following reason: (i) when compared to the result of the 2nd quarter of 2021, the reduction with gains from derivatives can be explained by the -7% devaluation in the LME price, compared to an 11% appreciation for the same period of 2021, and by the devaluation of the dollar and the Selic of -4% and -5%, respectively.
Other Financial Revenues	40,134	59,311	-32.3	The variation is mainly due to: (i) updating of interest on charges of Amazonas Energia, which occurred in 2Q21, since, in 2021, the distributors had an incentive given by Decree 10,350/2020, which allowed for a higher payment to what happens in 2022. This incentive was due to the situation generated by Covid-19.
Financial Expenses	-720,745	-221,064	226.0
Debt Charges - Loans and Financing	-81,565	-65,630	24.3	The variation is mainly due to: (i) increase in the following items: (a) R$ 24.1 million in debenture charges (still in grace period in 2021); (b) R$17.3 million in debt charges with Eletrobras; (c) R$17.1 million in charges on other debts; and (d) R$15.8 million in EL PASO updates for April, May and June in 2022, partially offset by (ii) reductions of: (a) R$33.5 million resulting from the reclassification EL PASO regarding the update of the Selic rate for 1Q22 and 2Q22 and the update of the renegotiated debt arising from the liability with the parent company; and (b) R$24.9 million arising from the reclassification of the renegotiation of the debt arising from the 2014 dividends, which in the balance sheet was classified as an obligation with the parent company.
Charges - Leasing	-131,540	-107,658	22.2	The variation is mainly due to: (i) increase in the balance object of the accounting of Lease Agreements (IFRS 16), with emphasis on the PIEs contracted in the capital of Amazonas, to serve the distributor Amazonas Energia, and this account includes the interest components and corrections of the leasing contracts of these thermal plants in Amazonas, which value is updated annually by the IGP-M.
Charges on Shareholders’ Compensation	-57,498	-9,858	483.3	The variation is mainly due to: (i) higher dividend balance in 2022 and the higher Selic rate in 2022.
Inflation Adjustment on Liabilities	-99,564	-57,561	73.0	The variation is mainly due to: (i) realizations, in 2022, with no counterpart in 2021, of: (a) R$91.6 million in debt renegotiation charges with Eletrobras due to: (a. 1) R$58.1 million debt update with Eletrobras (debt for payment of dividends from previous years) - part of the amount was reclassified from debt charges (R$24 million); and (a.2) restatement of amounts, in R$ 33.5 million, due in the process of El Paso, paid by Eletrobras and due by Eletronorte - reclassified from debt charges; and
(b) R$ 3.9 million in monetary variation on the grant bonus arising from the new contracts signed, within the scope of the privatization process, offset by (ii) realizations, in 2021, with no counterpart in 2022 of:
				(a) R$ 32.5 million from AmGT updates; (b) R$28 million of monetary restatement on dividends payable to Eletrobras.
Exchange Rate Change on Liabilities Obligations with CDE	-29,293	0	-	The variation is due to the updating by the IPCA of the obligations assumed with CDE (Energy Development Account) determined by Law No. 14,182/2021, in the process of privatization of Eletrobras.
Exchange Rate Change on Liabilities - Revitalization of the Watershed	-6,552	0	-	The variation is due to the updating by the IPCA of the obligations with the watershed revitalization projects determined by Law No. 14.182/2021, in the process of privatization of Eletrobras.
Exchange Rate Change on Liabilities	-193	31,149	100.6	The variation is mainly due to: (i) the 5% decrease in the dollar and 20% in the yen in 2Q22.
Losses on Derivatives	-212,227	0	-	The variation is mainly due to: (i) the 7% devaluation of the LME price and the negative variation of the dollar and the Selic of -4% and -5%, respectively.
Other Financial Expenses	-102,313	-11,506	789.2	The variation is mainly due to: (i) increase of R$ 61.9 million in tax installments resulting from the accounting of the difference between the indemnified amount and the book value of the indemnification of reversible assets of the Tucuruí and Curuá-Una HPPs -Eletrobras privatization; (ii) increase of R$11.8 million in fines with a notice of infraction by SS Imperatriz, paid in 2022, as a result of the inspection that took place in July 2018; (iii) increase of R$9.8 million in other financial expenses (CEA payment discount); and (iv) increase of R$5.7 million in monetary variations on R&D.
Financial Income	-475,650	124,902	-480.8

Equity Interests (Equity Method) - BRL Thousand	2Q22	2Q21	Variation (%)
Equity Interests (Equity Method)	-9,227	-3,149	-193.0	The variation is mainly due to: (i) negative impacts due to the following Companies: (a) NBTE: variation of R$13 million. The SPE went through a sale process concluded in the 3rd quarter of 2021 and since then its results are no longer included in the equity income;
				(b) SINOP: variation of R$ 1.9 million, mainly due to the increase in costs and expenses with the execution of the TAC with SEMAT/MT and the increase in interest on financing contracts; (c) BMTE: variation of R$0.9 million, mainly due to the increase in interest on financing contracts; being partially offset by: (ii) the positive impact of NESA of R$ 9 million, which can be explained mainly by the increase in revenue due to the readjustment of energy contracts.
Other Operating Revenues and Expenses - BRL Thousand	2Q22	2Q21	Variation (%)
Other Operating Revenues and Expenses	16,145	0	-	The variation is mainly due to: (i) receipt, in 2022, of the sale value of the payroll to Banco do Brasil.
Effect of Law 14,182/2021 - BRL thousand	2Q22	2Q21	Variation (%)
Effect of Law 14,182/2021	1,603,150	0	-	The variation is due to the following reasons: (i) Investments not yet amortized, related to concessions not renewed by Law No. 12,783/2013, were considered by the CNPE, in the process of privatization of Eletrobras, for use in the acquisition of new concession contracts . The CNPE considered the amount of R$ 5,062,717 thousand for the Tucuruí and Curuá-Una HPPs, but the net book value of the assets, at the end of the original contracts, was recorded at R$ 2,991,263, thus generating a gain of R$ 2,071,454 thousand; and (ii) PIS/COFINS expense related to the gain in the measurement of the undepreciated/amortized balances of the Tucuruí and Curuá-Uma HPPs, R$ 468,304 thousand.

Income Tax and CCSL - BRL Thousand	2Q22	2Q21	Variation (%)
Current IR and CSLL	-641,699	-371,681	72.6	The variation is mainly due to the following reasons: (i) Real profit in 2Q22 was R$1.4 billion higher than in 2Q21; (ii) Income before taxes in 2Q22 was R$2.1 billion against R$1.7 billion in 2Q21, with adjustments to LALUR (Real Profit Calculation Book) in 2021 totaling R$663 million in exclusions, while in 2Q22 they totaled R$364 million in additions, so the Lalur in 2Q22 reached R$2.5 billion x R$1 billion in 2Q21; (iii) The result of the indemnification of the unamortized reversible assets of the Tucuruí and Curuá-Una HPPs, which added up to the base of 2Q22 the amount of R$ 2 billion.
Deferred IR and CSLL	-80,902	-281,745	-71.3	The variation is mainly due to the following reason: (i) the change in the behavior of temporary differences, provisions and derivatives, in 2Q22 totaled R$169 million of new provisions while in 2Q21 totaled R$209 million of reversals.
Tax Incentives	79,499	221,282	-64.1	The variation is mainly due to the following reasons: (i) the recording of non-operating income arising from the indemnification of unamortized reversible assets of the Tucuruí and Curuá-Una HPPs, in the amount of R$ 2 billion, which, as a non-operating result are excluded from the tax incentive calculation basis.

16
Classificação: Pública

CGT ELETROSUL	DESCRIPTION

Analysis of Income

The Company posted in 2Q22 an income of 14.6% higher that recorded in 2Q21, going from a profit of R$ 153 million in 2Q21 to a profit of R$ 175 million in 2Q22, mainly due to the factors described below.

Operating Revenue

The Net Operating Revenue posted an increase of 30.7% in 2Q22 compared to 2Q21, going from R$ 799 million in 2Q21 to R$ 1,044 million in 2Q22. The variations of each revenue account are detailed below:

Gross Revenue - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Generation	460,153	398,855	15.4
Supply	451,845	365,253	23.7	The variation is mainly due to: (i) R$17 million increase in ACR (Regulated Market) revenue due to the 10% increase in average sales prices (R$275/MWh vs R$252/MWh) of the contracts of this environment as a result of the adjustment by the IPCA.; (ii) increase of R$69.7 million in ACL (Free Market) revenue due to the positive variation in the average sales price of contracts signed in this environment (average price of R$193 in 2Q21 and R$291 in 2Q22) and the slight increase in quantity sold for the period (from 293 average MW in 2Q21 to 301 average MW in 2Q22).
Short Term Market (CCEE)	8,308	33,602	-75.3	The variation is mainly due to: (i) 76% reduction in PLD (Differences Settlement Price), from R$ 230/MWh in 2Q21 to R$ 56/MWh in 2Q22, corresponding to a negative variation of R$ 20.7 million; and (ii) reduction in energy settled in 2Q22 compared to 2Q21, corresponding to a reduction of R$ 4.6 million.
Transmission	664,600	470,038	41.4
Revenue from Operation & Maintenance – Renewed Lines	148,756	156,642	-5.0	The variation is mainly due to: (i) gradual reduction of the RAP during the 2018/2023 cycle, arising from the result of the periodic tariff review of concession 057/2001, resulting in -R$ 6.9 million in the period.
Revenue from Operation & Maintenance	91,272	59,544	53.3	The variation is mainly due to: (i) readjustment of RAP Revenue referring to the 010/2005 concession, under the effect of the IGP-M index of 37%, resulting in an increase of R$ 18.5 million; (ii) readjustment of RAP Revenue referring to other concessions, under the effect of the IGP-M (37%) or IPCA (8.05%), resulting in an increase of R$ 11.7 million.
Revenue from Construction	91,255	25,277	261.0	The variation is mainly due to: (i) slight increase in the volume of transmission projects being built by the company compared to the same period in 2021, mainly in contract 057/2001. Investments, in general, are linked to Aneel's authorizing resolutions containing reinforcements and improvements to the existing system.
Contractual Revenue - Transmission	333,317	228,575	45.8	The variation is mainly due to: (i) the increase in the RBSE (Basic Network of the Existing System) asset balance, substantially due to the reprofiling of the RBSE and the complementary consideration of KE in the RAPs related to RBSE, recorded in September 2021.
Other Revenues	19,071	16,277	17.2	The variation is mainly due to the following reasons: (i) in 2Q22, there was an increase of R$ 0.74 million in revenue from the sale of engineering projects and studies, with no revenue of the same nature in 2Q21; and (ii) an increase of R$ 2.1 million in rental revenue compared to 2Q21, mainly due to the receipt in May/22 of the amount of R$ 1.9 million, referring to the receipt of amounts related to liabilities lease of an area attached to the property of CGT Eletrosul's headquarters.
Deductions from Operating Revenue	-99,412	-85,803	15.9	The variation is mainly due to: (i) an increase in PIS/Cofins of R$8 million; (ii) RGR of R$1.5 million; (iii) CDE of R$1.8 million; and (iv) CFURH in R$1.4 million.
ROL	1,044,412	799,367	30.7

17
Classificação: Pública

Operating Costs and Expenses

The Operating Costs and Expenses posted an increase of 21.9% in 2Q22 compared to 2Q21, going from R$ 568 million in 2Q21 to R$ 692 million in 2Q22, with the variations below:
	-1,118,787	-961,145	16.4
PMSO - BRL Thousand	2Q22	2Q21	Variation (%)	Analysis
Personnel	-143,932	-112,587	27.8	The variation is mainly due to: (i) application of the ACT (Collective Labor Agreement) of 6.76% from Oct/21 retroactive to May/21, Merits, career progression with a total impact of R$10.8 million between the periods; (ii) provisions in the amount of R$ 17.3 million related to the ACT 2022-2023 in order to adjust the accrual of 12.3% in a total of R$ 17.5 million, of which R$ 6 million are salaries, R$ 5.6 million vacations, R$1.4 million from Christmas Bonus, R$4.6 million from social security; (iii) R$1.9 million related to an increase in hazardous work; (iv) R$ 0.9 million referring to the return of 140 employees assigned to public bodies after the capitalization process and were reinstated as of June 17; and (v) R$0.9 million from a higher number of employees on vacation in 2Q22 compared to 2Q21; effects that were partially offset by (vi) higher allocation of personnel in investment of R$ 1.2 million between the periods.
Material	-24,012	-18,194	32.0	The variation is mainly due to: (i) adjustments in 2Q21 retroactive to Jan/21 related to the regularization of mineral coal registration for the fuel item, reducing the amount of expenses by R$ 3.7 million in 2Q21; (ii) Reduction in the consumption of quicklime by the Candiota Plant, from 26 thousand tons in 2Q21 to 21 thousand tons in 2Q22, as a result of the 15% reduction in energy production between the periods, with the expense with lime between periods reduced by R$ 3.5 million; (iii) higher expenses with materials in 2Q22 related to the increase in maintenance, especially in the transmission system, with an impact of R$ 2.5 million; and (iv) lower registration of tax credit (PIS/Cofins) between the periods, resulting from the lower consumption of materials by TPP Candiota for the reasons already mentioned above in the amount of R$ 0.9 million and the recording of the credit of Mar/21 in April/21 of R$ 1.5 million.
Services	-48,366	-33,932	42.5	The variation is mainly due to: (i) an increase of R$ 8.5 million due to the annual maintenance stoppage of the Candiota plant which, although carried out in 1Q22, was reflected in the following quarter; (ii) in 2Q21, the effects of measures to combat the Covid 19 epidemic and service contingencies were still felt; (iii) an increase of R$ 5.9 million with the O&M services of the SPEs FOTE and TSLE, consolidated companies and later merged into CGT Eletrosoul; (iv) increase of R$ 0.9 million with consulting services, mainly legal; and (v) an increase of R$0.6 million in trips due to face-to-face return.
Other	-22,768	-19,087	19.3
Donations and Contributions	-729	-754	-3.3	The variation refers to contributions to entities in the electricity sector and shows stability between the analyzed periods.
Other Operating Expenses	-22,039	-18,333	20.2	The variation is mainly due to: (i) R$ 3.3 million increase in property and facilities insurance expenses; (ii) lower expense recovery of R$2.2 million; and (iii) a R$0.8 million reduction in property rental expenses due to the acquisition of a property for the Santa Catarina Regional Office in Jun/21; partially offset by: (iv) increase of R$1.1 million in court costs in 2Q22 compared to 2Q21.
TOTAL PMSO	-239,078	-183,800	30.1

Operating Costs - BRL Thousand	2Q22	2Q21	Variation (%)
Energy Purchased for Resale	-155,645	-148,340	4.9	The variation is mainly due to: (i) an 11.3% increase in the average acquisition price, according to contractual rules, due to the impact of an average inflation of 11.3% (IPCA), increasing the cost by R $10.7 million; offset by (ii) reduction of 20 MWm in the quantity purchased (from 347 MWavg in 2Q21 to 327 MWavg in 2Q22), resulting in a reduction of R$ 10 million in cost; (iii) there was also a reduction in energy purchased at the MCP (Short-term Market), resulting in a cost reduction of R$ 0.1 million; and
				Finally, (iv) a reduction of R$6.4 million in PIS/Cofins credits on the purchase of energy, of which R$5.6 million resulted from adjustments made on the credits of the first and second quarters of 2022 and R$ 0.8 million arising from the variation between the accrual of expense recognition and credit appropriation.
Charges on Electricity Grid Use	-15,494	-13,756	12.6	The variation is mainly due to: (i) readjustment of tariffs for the use of the transmission system determined by ANEEL Homologatory Resolution No. 2,896/2021 (cycle 2021/22) with an average increase in charges for the basic network by 12.5 % from Jul/21; and (ii) readjustment of the tariffs for the use of the distribution system with specific dates for each distributor.
Construction Expense	-88,325	-25,180	250.8	The variation is mainly due to: (i) the increase in the volume of transmission projects being built by the company between the periods, from R$25.3 million in 2Q21 to R$78.5 million in 2Q22. These investments are linked to Aneel's authorizing resolutions and improvements to the existing system; and (ii) recognition in May/22 of R$10.4 million arising from the TSLE merger process.
Fuel	-62,874	-43,381	44.9	The variation is mainly due to: (i) R$ 3 million increase in the cost of transporting coal and wastes between 2Q21 and 2Q22; (ii) adjustments made in 2Q21 related to the subsidy received and in the material item which net impact in the Fuel for Production item was a reducing effect of R$ 1.2 million in 2Q21; (iii) an increase in prices with coal suppliers (17%) on average, which changed the average prices of inventories, offset by the 10% reduction in consumption between the periods due to lower generation in 2Q22, generating an increase of R$0 .3 million; and (iv) CGT Eletrosul has reimbursed old stock of coal, and in 2Q21 adjustments were made in the way this stock was accounted in order to correct its effects on the result with a reduction effect of R$ 15 million in that period.
(-) Recovery of Expenses - Grant Received	17,385	2,616	564.6	The variation is mainly due to the following reasons: (i) in 2Q21, adjustments were made to the subsidy account with a counterpart in the fuel item, with an impact of R$ 4.9 million. Without the aforementioned adjustments, the subsidy in that period would have been R$ 7.7 million and the remaining variation is justified by (ii) low efficiency of the plant in 2020, considering that due to operational problems it was paralyzed between May and November of that year. The low efficiency in 2020 impacted the percentage of reimbursement to which the company was entitled in 2021.
Depreciation and Amortization	-59,893	-59,728	0.3	Realization remained stable between the periods under comparison.
TOTAL Operating Costs	-364,846	-287,769	26.8
		-144,313
Operating Provisions - BRL Thousand	2Q22	2Q21	Variation (%)
Operating Provisions	-88,545	-96,482	-8.2	The provisions composition in 2Q22 is mainly due to:
				(i) labor contingencies in 2Q22 were R$64.9 million, R$9.6 million lower than in the same period of the previous year; (ii) Civil contingencies totaled R$26.7 million in 2Q22, R$21.7 million higher than in 2Q21, mainly due to a civil lawsuit referring to an old maintenance contract for thermal plants currently out of operation (R$ 18.5 million); (iii) R$1.5 million in regulatory contingencies; (iv) Allowance for Doubtul Account R$0.3 million; and (v) reversal of R$4.7 million in tax contingencies.

18
Classificação: Pública

Financial Income - BRL Thousand	2Q22	2Q21	Variation (%)
Financial Revenue	52,383	18,311	186.1
Revenue from Financial Investments	51,344	8,064	536.7	The variation is mainly due to: (i) increase of 28.3% in the average balance of available funds and marketable securities, together with the average return on investments rising from 0.64% in 2Q21 to 3.50% in 2Q22, combined factors that increased the income from financial investments in the last period.
Other Financial Revenues	1,039	10,247	-89.9	The variation is mainly due to: (i) lower monetary variation on energy supply in 2Q22 in the amount of R$ 6.9 million. The higher realization in 2021 is explained by the balance that the company had with the energy trading chamber (CCEE) which receipt occurred during the first half of 2021; (ii) reclassification of the monetary variation on judicial deposits in 2021, the impact of which was R$ 1 million, started to be recognized in the monetary variation item; and (iii) an increase of R$ 0.9 million in the payment of PIS/Cofins on income from financial investments between 2Q21 and 2Q22.
Financial Expenses	-148,023	8,719	1,797.7
Debt Charges - Loans and Financing	-63,085	-37,952	66.2	The variation is mainly due to: (i) increase in charges associated with raising funds via debentures in the amount of R$400 million as of Sep/21, accounting for R$10.1 million of the increase in 2Q22 ; (ii) incorporation of the debt associated with TSLE, SPE incorporated in 04/2022 with an impact of R$6.7 million in 2Q22; (iii) increase in the appropriation of charges as a result of the increase in the SELIC and CDI rates (from 4.15% p.a. to 13.15% p.a.), and TJLP (Long-term Interest Rates) (from 4.61% p.a. to 6.82% p.a.) verified between the periods, partially mitigated by: (iv) amortization of the FIDC contract: Debt balance on 06/30/2021 was R$ 189.4 million, on 01/20/2022 the contract was fully settled, in the amount of R$ 28.8 million, generating a reduction in the amounts of charges levied on the outstanding balance.
Debt Charges - Suppliers	-2,457	-2,384	3.1	The variation is mainly due to: (i) installment of Energy not paid by CGTEE to Eletronorte in 2019. Payment is being made in 36 installments, since July 2020 and indexed to CDI. Thus, there was: (a) an increase due to the variation of the CDI between the periods from 0.8% in 2Q21 to 2.98% in 2Q22, which effect was mitigated by (b) a reduction in the debt balance of R$ 119 million to R$68 million, given the amortizations carried out between the periods.
Charges - Leasing	-959	-1,128	-15.0	The variation is mainly due to: (i) differences in indices between the periods and for the remaining term of the contracts; and (ii) as of 4Q21, the contract for the lease of the Santa Catarina Regional property was terminated, given the acquisition of the land by the Company.
Charges on Shareholders’ Compensation	-4,238	-2,957	43.3	The variation is mainly due to: (i) increase in the SELIC rate of 0.79% p.quarter in 2Q21 to 2.88% p. quarter in 2Q22 representing an increase of 365% between the periods; (ii) mitigated by the reduction in the average balance of dividends to be distributed between the periods from R$400 million in 2Q21 to R$119 million in 2Q22.
Inflation Adjustment on Liabilities	-31,166	-22,376	39.3	The variation is mainly due to: (i) funding of R$ 400 million in debentures at the end of 2021, which increased the balance of debentures issued by the company; and (ii) the increase in the IPCA observed between 2Q21 (1.67%) and 2Q22 (2.20%).
Exchange Rate Change on Liabilities	-38,777	82,624	146.9	The variation is mainly due to the following reasons: (i) in 2Q21, there were devaluations of the Dollar and the Euro, with the quotation changing from R$5.70 to R$5.00 and from R$6.69 to BRL 5.92, respectively; and (ii) in 2Q22, on the other hand, there was a devaluation of the real against the dollar, ranging from R$4.74 to 5.24, that is, 10.49%, and the Euro from R$5 .26 to R$ 5.48, a devaluation of 4.18% in the period. On a net basis, the variation in the item was R$ -121 million.
Other Financial Expenses	-7,341	-7,108	3.3	The variation is mainly due to: (i) an increase of R$ 0.4 million in monetary variation of the complementary pension fund debt between the periods; and (ii) reduction of R$0.2 million referring to the FDIC, resulting from the settlement of the contract in January/2022.
Financial Income	-95,640	27,030	-453.8
		-56,389
Equity Interests (Equity Method) - BRL Thousand	2Q22	2Q21	Variation (%)
Equity Interests (Equity Method)	-17,266	-17,956	3.8	The variation was mainly due to:
				(i) In 2Q22, ESBR's equity income was R$10.3 million better than in 2Q21, due to: (a) higher net operating revenue (+R$55.8 million higher than in 2Q21), due to higher IPCA indexes that positively affected the sales price; (b) inflow of other non-operating revenues of 25 million in 2Q22, resulting from the transfer of an asset (reactor) to Eletronorte; (c) the renegotiation of the GSF, in the amount of R$43.7 million, also had a positive influence on the 2Q22 result; effects offset by (d) financial result R$36 million lower than in 2Q21, due to the company's exposure to PLD (Differences Settlement Price) and debt commitments; (ii) Teles Pires' equity income was R$5.9 million worse than in 2Q21, mainly due to: (a) increase in operating costs in 2Q22, which were R$16.2 million higher than in 2Q21, as a result of higher energy purchase costs and system usage charges; (b) Teles Pires' financial result was R$21 million worse than in the same period in 2021, due to higher expenses with financial charges in 2Q22, which accounted for the entire negative financial result; and (iii) in 2Q21 there was equity in the earnings of the SPEs FOTE and TSLE and in 2Q22 these companies were included as consolidated in CGT Eletrosul's Results in 3Q21 and 4Q21, which together accounted for a variation of - R$ 3.8 million in this item in 2Q22.
		0
Income Tax and CCSL - BRL Thousand	2Q22	2Q21	Variation (%)
Current IR and CSLL	13,622	-36,318	-137.5	The variation is mainly due to the following reasons: (i) The company's fiscal result was higher in 2Q21 compared to 2Q22 due, among other factors, to the positive financial result in 2Q21, as a result of the positive exchange variation observed in the period of R$ 82.6 million against a negative exchange rate variation of R$ 38.8 million in 2Q22. Thus, the result before taxes was about 45% lower in 2Q22 when compared to the same period of the previous year, resulting in R$ 14.1 million in current taxes in the period; (ii) Adjustments between the records of deferred and current taxes carried out in 2Q22 resulted in the observed variation between the calculated taxes and the presented reversal amount of R$ 13.6 million. In 2Q22, R$ 25.8 million of tax losses from previous years were used, reducing taxes by R$ 8.9 million in the period.
Deferred IR and CSLL	-78,466	-51,473	52.4	The variation is mainly due to: (i) higher corporate income from transmission between the periods; and (ii) adjustments made in 2Q22 between current and deferred tax records.
Minority Interest	-1,133	435	-360.5	The variation is mainly due to: (i) reflections of the consolidation of the investee SPE Livramento.

19
Classificação: Pública

ELETROPAR

Result Analysis

In 2Q22, the Company announced a result 67.9% lower than in 2Q21, from a profit of R$ 7.6 million in 2Q21 to a profit of R$ 2.4 million in 2Q22, mainly due to the factors described below.

Operating Costs and Expenses
Operating expenses and costs increased by 88.9% in 2Q22 compared to 2Q21, from R$1,731 thousand in 2Q21 to R$ 3,270 thousand in 2Q22, with the variations listed below:

Gross Revenue - R$ Thousand	2Q22	2Q21	Variation (%)	Analysis
Other Incomes	101	92	9.9	The variation is mainly due to: (i) 2% remuneration from Eletropar referring to Eletronet contracts. These values vary, depending on the use of fibers by Eletronet, and in 2022, Eletronet is using more fibers with the assignors (subsidiaries Eletrobras) than in 2021.
ROL	101	92	9.9

PMSO - R$ Thousand	2Q22	2Q21	Variation (%)	Analysis
Personnel	-426	-452	-5.8	The variation is mainly due to: (i) lower vacation payments in May/22 of assigned employee, due to the lower remuneration base in 2022.
Supplies	-9	-19	-50.7	The variation is mainly due to: (i) lower demand for office supplies in this quarter.
Services	-2,835	-1,057	168.2	The variation is mainly due to: (i) hiring an accounting office and reducing the number of assigned personnel, with the replacement of 1 employee requisitioned from other company by a third-party employee.
Other	0	-201	-100.0
Donations and Contributions	0	-21	-100.0	The variation is mainly due to: (i) payment, in April/21, of B3/CVM, with no payments in the same period of 2022.
Other Operating Expenses	0	-180	-100.0	The variation is mainly due to: (i) provision for rents overpaid to Eletrobras for the period of 2021 and settled in the period of 2022; and (ii) adjustments made in 2Q21 related to Eletronet's business.
TOTAL PMSO	-3,270	-1,729	89.1

Operating Costs - R$ Thousand	2Q22	2Q21	Variation (%)	Analysis
Depreciation and Amortization	0	-2	-100.0	The variation is mainly due to the following reason: (i) the amortization of the Assets was terminated.
TOTAL OPERATING COSTS	0	-2	-100.0

Financial Result - R$ Thousand	2Q22	2Q21	Variation (%)	Analysis
Financial Income	1,590	3,106	-48.8
Income from financial investments	1,590	567	180.4	The variation is mainly due to the following reason: (i) in 2022, there was a significant increase in the rates that make investment funds profitable. The financial assets that make up the Fund's portfolio are directly exposed to the risk of changes in fixed and floating interest rates (SELIC/CDI). In June/22, the SELIC rate was 13.25%.
Other Financial Income	0	2,539	-100	The variation is mainly due to: (i) receipt of dividends from EDP and TAESA; and (ii) updating the amount of IRPJ credits incurred in 2021.
Financial Expenses	-532	-241	120.7
Charges on shareholders' compensation	0	-138	-100.0	The variation is mainly due to: (i) SELIC remuneration on 2021 dividends.
Other Financial Expenses	-532	-103	416.3	The variation is mainly due to the following reason: (i) In 2Q22, the amounts received from Eletronet and not yet passed on to the Assignors are invested in investment funds and the gains calculated on these amounts are also recognized as financial expenses. The remuneration of these Funds is indexed to the SELIC rate. In June/22, the SELIC rate was 13.25%.
Financial Result	1,058	2,865	-63.1

Equity - R$ Thousand	2Q22	2Q21	Variation (%)	Analysis
Equity	4,526	6,131	-26.2	The variation is mainly due to: (i) lower gains in equity in the earnings of CTEEP and EMAE, mainly in the receipt of dividends.
Other Operating Income/expenses- R$ Thousand	2Q22	2Q21	Variation (%)	Analysis
Other Operating Income/Expenses	20	0	-	The variation is mainly due to: (i) accounting for monetary restatement of EDP's dividends in May/22.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	2Q22	2Q21	Variation (%)	Analysis
Current IR and CSLL	0	240	100.0	The variation is mainly due to: (i) tax loss for the year 2022.

20
Classificação: Pública

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.